Form 10-K, Exhibit 13
period 1997-03-31
BTG INC /VA/
filed 1997-06-30
CIK 932279

                                                                    EXHIBIT 13.1


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

BTG, Inc. ("BTG" or "the Company") is an information technology company providing complete solutions to a broad range of complex systems and product needs of the United States Government and its agencies and departments ("the Government") and other commercial and state and local government customers. The Company provides systems development, integration, engineering and network design, implementation, and security expertise services ("the Systems Business"). The Company also resells computer hardware, software and integrated systems ("the Product Reselling Business").

The Company's revenues are derived from both contract activities and product sales. Contract revenue is typically less seasonal than product sales but fluctuates month-to-month based on contract delivery schedules. Contract revenue is characterized by lower direct costs than product sales yet generally requires a higher relative level of infrastructure support. Year-to-year increases in contract revenue have generally resulted from increases in volume, driven by additional work requirements under Government contracts, rather than price increases, which are generally limited to escalation factors of 3% to 4% on direct labor costs. Product sales are highly seasonal, with the Company's second and third fiscal quarters typically accounting for the greatest proportion of revenues each year. Product sales are characterized by higher direct costs than contract revenue; however, indirect expenses associated with product sales are generally lower in comparison. Year-to-year increases in product sales have generally been driven by higher volumes as opposed to price increases.

During fiscal 1996, the Company's operations were adversely affected by the Government's budget impasse, which resulted in partial shutdowns of the Government for several weeks during the Company's third and fourth fiscal quarters. These shutdowns had a negative impact on fiscal 1996 third-quarter
operations.   In addition, the processing of payments under Government
contracts and purchases was delayed by the shutdowns. This required the Company to carry higher receivable balances, which, in turn, resulted in higher interest costs. The extent of any impact on the Company's results of operations, financial position or liquidity resulting from possible future shutdowns cannot be determined at this time.

In October 1995, the Company acquired all of the outstanding capital stock of Concept Automation, Inc. of America ("CAI") for approximately $14.7 million. CAI was primarily involved in the integration, sale and maintenance of electronic data processing equipment and related support services, principally to civilian agencies of the Government. The acquisition was accounted for using the purchase method of accounting, and accordingly, the results of operations of CAI have been included in the Company's consolidated statements of operations since the date of acquisition. The excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired has been recorded as goodwill and is being amortized on a straight-line basis over 20 years, the expected period of benefit. Effective April 1, 1996, the Company integrated CAI's operations with those of its Technology Systems and Integration and Network Systems business units.

In August 1996, the Company formed a new subsidiary, Community Networks, Inc. ("CNI"), in which the Company maintains a majority interest at March 31, 1997. CNI was created to be a total solutions provider to broadband network owners entering the Internet access market. CNI's offerings will allow network operators to sell enhanced Internet services to residential consumers and businesses. CNI's initial market has been data-over-cable, high-speed Internet access via cable television plants, focused on mid-sized and independent cable operators; however, CNI plans to diversify to serve other broadband telecommunications providers, including telephone companies, utilities, and emerging wireless technology companies. During fiscal 1997, BTG contributed approximately $2.7 million toward the start-up of CNI, principally for the development and marketing of its products and services. CNI began providing its services to residential customers for the first time in April 1997. The Company believes that CNI will continue to require similar investment over the next fiscal year as it continues to establish itself in the high-speed Internet access arena.

RESULTS OF OPERATIONS

The following table presents for the periods indicated (i) the percentage of revenues represented by certain income and expense items and (ii) the percentage period-to-period increase (decrease) in such items:

                                                                                                          Period-to-Period
                                                                     Percentage of Revenue              Increase (Decrease) of
                                                                  Fiscal Year Ended March 31,                   Dollars
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         1997             1996
                                                                                                     compared with    compared with
                                                              1997         1996           1995           1996            1995
------------------------------------------------------------------------------------------------------------------------------------
Revenues:
  Contract revenue                                           27.5%         31.4%          29.6%          63.9%           45.3%
  Product sales                                              72.5          68.6           70.4           98.0            33.4
    Total revenues                                          100.0         100.0          100.0           87.3            36.9
Direct costs:
  Contract costs (as a % of contract revenue)                60.7          53.1           50.0           87.4            54.4
  Cost of product sales (as a % of product sales)            87.8          87.4           87.0           99.0            34.0
    Total direct costs (as a % of total revenues)            80.4          76.6           76.1           96.5            37.9
Indirect, general and administrative expenses                16.1          19.1           18.8           58.2            38.9
Amortization and other operating costs, net                   0.5           0.8            0.7           20.1            49.1
Operating income                                              3.0           3.5            4.4           60.8             8.5
Interest expense                                             (1.5)         (1.4)          (0.9)         100.6           123.6
Equity in earnings of affiliate                               0.4           0.4             --          138.3           100.0
Other income                                                  0.1            --             --          100.0              --
Income before income taxes                                    2.0           2.5            3.5           51.4            (5.5)
Provision for income taxes                                    0.9           1.1            1.5           60.3            (5.2)
Net income                                                    1.1           1.4            2.0           44.6            (5.7)

FISCAL 1997 COMPARED WITH FISCAL 1996

Revenues for fiscal 1997 increased by $186.5 million, or 87.3%, from fiscal 1996. Of this increase, $42.8 million was attributable to contract revenue and $143.7 million was attributable to product sales. The increase in contract revenue was primarily due to an increase of $13.8 million under contracts acquired in connection with the acquisition of CAI; an increase of $17.7 million of revenue recognized under the Company's Integration for Command, Control, Communications, Computers and Intelligence ("IC4I") contract; an increase of $3.2 million in contract sales of certain Internet browser products and services; $2.1 million of revenue resulting from a new contract with the Federal Aviation Administration; $1.7 million of revenue resulting from the Company's National Institutes of Health ("NIH") ImageWorld contract, which was awarded in August 1996; an increase of $1.3 million in services work related to a contract with the Tennessee Valley Authority ("TVA"); and a net increase of $3.0 million from a variety of other contracts. The increase in product sales was primarily due to an increase of $50.4 million of revenue generated under a variety of sales vehicles acquired in connection with the acquisition of CAI; an increase of $95.3 million of revenue resulting from sales under the Company's electronic computer store contract with the NIH; $11.0 million in increased sales under General Services Administration ("GSA") Schedule contracts, either directly from the Company's GSA Schedule contracts or from sales to other prime contractors with GSA Schedule contracts; an increase of $7.8 million in orders fulfilled under the Systems Acquisition Support Services ("SASS") contract for the defense intelligence community; and $9.8 million in increased sales to the commercial market. These increases were offset by decreases of $28.7 million in sales from purchase contracts under the Basic Ordering Agreement ("BOA") with the North Atlantic Treaty Organization ("NATO"), and a net decrease of $1.9 million in revenues under a variety of other sales vehicles. In fiscal 1997, approximately 89% of the Company's revenues were derived from contracts or subcontracts with and product sales to the Government, compared with 90% for fiscal 1996.

Direct costs, expressed as a percentage of total revenues, increased from 76.6% in fiscal 1996 to 80.4% in fiscal 1997, reflecting the increased proportion of total revenues derived from product sales, which typically have higher direct costs than do revenues generated from service contracts. Contract costs as a percentage of contract revenue increased from 53.1% in fiscal 1996 to 60.7% in fiscal 1997, primarily as a result of revenues generated from the IC4I contract and from contracts acquired in connection with the acquisition of CAI, both of which require higher levels of material purchases and/or subcontractor involvement than does BTG's historical contract base, which has a more labor-intensive, higher gross margin profile. Contract costs include labor costs, subcontract costs, material costs and other costs directly related to contract revenue. As a percentage of product revenues, cost of product sales in fiscal 1997 was relatively unchanged from fiscal 1996.

Indirect, general and administrative expenses include the costs of indirect labor, fringe benefits, overhead, sales and administration, bid and proposal, and research and development. Indirect, general and administrative expenses for fiscal 1997 increased by $23.8 million, or 58.2%, from fiscal 1996. This increase resulted primarily from an increase in the overall volume of business as compared with fiscal 1996; as well as from indirect expenses incurred by CAI, of which only a portion were included in the

Company's consolidated fiscal 1996 results; and from the Company's investment in CNI. In addition, the Company incurred certain costs during fiscal 1997 that were directly related to certain extraordinary events occurring during its fourth quarter, such as the Company's consolidation of its Washington, D.C. area offices, the alignment of certain employee benefits between the plans of acquired companies and BTG, and the write-off of a significant receivable resulting from the bankruptcy of a commercial customer. Expressed as a percentage of total revenues, indirect, general and administrative expenses decreased in fiscal 1997 to 16.1%, from 19.1% in fiscal 1996, principally reflective of the increased proportion of total revenues derived from product sales, which typically have lower indirect, general and administrative expenses than do revenues generated from service contracts. In addition, certain non-recurring costs recognized in fiscal 1996 resulting from compensation paid to a number of employees that could not be charged as direct labor costs to federal contracts affected by the Government shutdown contributed to the decreased percentage of indirect, general, and administrative expenses compared with total revenues.

Amortization and other operating costs, net, which include the amortization of goodwill and other intangible assets as well as other operating expenses that are non-reimbursable under Government contracts, increased by $321,000 in fiscal 1997 as compared with the previous year. This increase was attributable to increased amortization expense of approximately $389,000 associated with the goodwill and other intangible assets arising from the acquisition of CAI in October 1995, offset by a net reduction of $68,000 in other operating costs.

Interest expense for fiscal 1997 increased by $3.1 million, or 100.6%, from fiscal 1996. This increase was due, in part, to interest paid on borrowings related to the Company's acquisition of CAI, as well as to the significant growth in revenues in fiscal 1997, which generated an increase in the level of outstanding receivables and in the amount of inventory held by the Company, thereby resulting in a higher level of interest expense related to the financing of these operating assets. The Company maintains a revolving line of credit facility (the "Credit Facility") to fund its working capital needs. (See "Liquidity and Capital Resources--Credit Facility.") In addition, higher interest costs were incurred during fiscal 1997 as a result of the issuance of subordinated notes payable (the "Subordinated Notes") by the Company in February 1996. These notes bear interest at a stated annual rate of 12.875% and have an effective annual rate of 14.2%. (See "Liquidity and Capital Resources--Subordinated Notes.") In December 1996, the Company sold 2,190,000 shares of its common stock in a public offering, at $16.25 per share, for total proceeds of $33.1 million, net of issuance costs. The proceeds from this offering were received at the latter part of the Company's third quarter and were used to reduce borrowings outstanding under the Credit Facility.

Equity in the earnings of unconsolidated affiliates increased by $1.1 million, or 138.3%, in fiscal 1997 as compared with fiscal 1996. This income is derived from the Company's 49% interest in an unconsolidated joint venture. The joint venture entity, which is with an unrelated company, was created for the purpose of performing under a specific contract. BTG's interest was acquired by the Company in connection with its acquisition of CAI. The significant increase in this income during fiscal 1997 as compared with the prior year was a result of both the higher volume of product sales recognized by the joint venture in fiscal 1997 and the fact that product sales from the joint venture only generated income for the Company for the portion of fiscal 1996 coincident with the acquisition of CAI.

The Company's effective tax rate for fiscal 1997 was 46.1% compared with 43.6% in fiscal 1996. This increase was principally due to the additional goodwill and intangible asset amortization expense recorded in fiscal 1997, which is not deductible for income tax purposes, and an increase in certain other non-deductible costs offset, in part, by a reduction in the deferred tax asset valuation allowance.

Net income for fiscal 1997 increased by $1.3 million, or 44.6%, from fiscal 1996, due to the reasons discussed above.

FISCAL 1996 COMPARED WITH FISCAL 1995

Revenues for fiscal 1996 increased by $57.6 million, or 36.9%, from fiscal 1995. Of this increase, $20.9 million was attributable to contract revenue, which increased by 45.3%, and $36.7 million was attributable to product sales, which increased by 33.4%. The increase in contract revenue was primarily due to revenue of $7.7 million recognized by CAI, which was acquired in October 1995; an increase of $7.4 million in revenue recognized from a full year's operations of Delta, which was acquired in November 1994; and $4.9 million in sales of Internet-related services. The increase in product sales was primarily due to sales of $17.6 million recognized by CAI; $20.0 million in sales to prime contractors of the Government under a variety of contract vehicles; $9.7 million in increased sales from direct Department of Defense ("DOD") orders; $4.8 million in orders fulfilled under the SASS contract; and $1.0 million in increased sales to the commercial market. These increases were offset by decreases of $10.7 million in sales from purchase contracts under the NATO BOA and $6.3 million in decreased sales under the Company's GSA Schedule contracts, the latter of which the Company believes was in large part attributable to the Government's budget impasse during fiscal 1996. In fiscal 1996, approximately 90% of the Company's revenues were derived from contracts or subcontracts with and product sales to the Government, as compared with 91% for fiscal 1995.

Direct costs, expressed as a percentage of total revenues, increased to 76.6% in fiscal 1996 from 76.1% in fiscal 1995. Contract costs as a percentage of contract revenue increased to 53.1% in fiscal 1996 from 50.0% in fiscal 1995, primarily as a result of revenue generated from CAI's contracts, which typically required higher levels of material purchases than BTG's historical contract base, which has a more labor-intensive, higher gross margin profile. Contract costs include labor costs, subcontract costs, material costs and other costs directly related to contract revenue. Cost of product sales as a percentage of product revenue increased slightly to 87.4% in fiscal 1996 from 87.0% in fiscal 1995. This increase was primarily attributable to the inclusion of CAI's product sales, which generated lower gross margins for the year than the company has typically experienced in its other product sales business.

Indirect, general and administrative expenses include fringe benefits, overhead, selling and administrative, bid and proposal, and research and development expenses. Indirect, general and administrative expenses increased by $11.4 million, or 38.9%, in fiscal 1996 as compared with fiscal 1995. Expressed as a percentage of total revenues, indirect, general and administrative expenses increased slightly in fiscal 1996 to 19.1%, from 18.8% in fiscal 1995. This increase was due primarily to indirect expenses of $5.3 million at CAI and a net increase in indirect expenses of $3.6 million at Delta, which was acquired during the latter half of fiscal 1995. These increases were offset by decreased bid and proposal costs of $1.1 million in fiscal 1996 as compared with fiscal 1995. The remainder of the increase was primarily attributable to an increase in the overall volume of business and to higher indirect costs resulting from compensation paid to a number of employees who could not be charged as direct labor costs to federal contracts affected by the Government shutdown.

Amortization and other operating costs, which include the amortization of goodwill and other intangible assets as well as other operating expenses that are non-reimbursable under Government contracts, increased by $525,000, or 49.1%, in fiscal 1996 as compared with fiscal 1995. This increase was largely attributable to $394,000 of additional amortization expense associated with goodwill and other intangible assets arising from the business combinations made by the Company in fiscal 1996 and the latter half of fiscal 1995. The remaining increase was attributable to additional non-reimbursable operating costs incurred principally as a result of the overall increase in the Company's business and from unconsummated merger and acquisition transactions.

Interest expense increased by $1.7 million, or 123.6%, in fiscal 1996 as compared with fiscal 1995. This increase was due in large part to interest paid on borrowings related to the Company's acquisition of ACTech, Delta, and CAI in fiscal 1995 and 1996. In addition, the growth in revenues in fiscal 1996 generated an increase in receivable balances, thereby resulting in a higher level of interest expense related to receivable financing. Further, the Government shutdowns during the third and fourth quarters of fiscal 1996 delayed the processing of payments under Government contracts and purchases. This required the Company to carry its outstanding receivable accounts for longer periods of time than would otherwise have been the case, which, in turn, resulted in higher interest costs to the Company. In November 1995, the Company entered into the Credit Facility, a revolving line of credit that is primarily used to fund ongoing operations of the Company. Interest paid under the Credit Facility is based on current market rates adjusted monthly. The average interest rate incurred under the Credit Facility during fiscal 1996 was 8.1%, as compared with 7.9% in fiscal 1995. The increase in the average interest rate paid reflects the higher rate payable under the formula set forth in the Credit Facility as compared with the Company's former credit facility, partially offset by a decline in prevailing market rates during fiscal 1996.

The Company's effective tax rate for fiscal 1996 was 43.6% compared with 43.4% in fiscal year 1995. The increase was due to the additional goodwill and intangible asset amortization expense, which typically is not deductible for income tax purposes, offset in part by a reduction in the deferred tax asset valuation allowance.

Net income for fiscal 1996 decreased by $178,000, or 5.7%, from fiscal 1995, due to the reasons discussed above.

INFLATION

Approximately 31.6% and 56.8% of the Company's contract revenue for fiscal 1997 and 1996, respectively, were under cost-reimbursement-type contracts, under which inflationary increases are borne by the customer. Although the Company performs on several multi-year, fixed-price and time-and-materials contracts, under which it bears the risk of inflationary pressures on its costs, to date it has not been materially adversely affected by inflation. In addition, the Company's product sales generally have not been affected by inflation.

LIQUIDITY AND CAPITAL RESOURCES

Principally as a result of the Company's significant growth in fiscal 1997, operating activities used cash of approximately $27.6 million in fiscal 1997, primarily reflecting increases in accounts receivable, inventory, and prepaid expenses of approximately $30.6 million, $7.3 million, and $5.3 million, respectively. These increases were offset by increases in accounts payable and accrued expenses of approximately $6.8 million and $2.6 million, respectively. In addition, decreases in other liabilities and income taxes currently payable of approximately $1.6 million and $1.3 million, respectively, contributed to the use of cash by the Company's operating activities in fiscal 1997. Net cash of $5.2 million and $13.3 million was used by operating activities during fiscal 1996 and 1995, respectively. The cash used in operations during fiscal 1996 was largely the result of increases in accounts receivable resulting from higher business volumes.

Cash flow related to investing activities during fiscal 1997 resulted in a net use of cash of approximately $5.3 million and primarily consisted of investments in capital expenditures and product development. The Company invested approximately $2.0 million in the development of various software products during fiscal 1997, principally for products to be used by the Company's newly formed subsidiary, CNI, in the delivery of its products and services. In addition, the Company invested cash of approximately $2.8 million in capital expenditures during fiscal 1997, primarily relating to the acquisition of office and computer-related equipment for use in the performance of contracts and increased efficiency in the Company's administration and to leasehold improvements associated with the Company's physical relocation of its principal facilities. The Company expects to invest less cash in capital expenditures in fiscal 1998. In addition, the Company invested $200,000 during fiscal 1997 in WheelGroup Corporation ("WGC"), which is principally involved in network security products and services, and purchased a $300,000 convertible note from WGC.

In fiscal 1996 and 1995, approximately $15.2 million and $4.2 million, respectively, were used by investing activities. The cash used in investing activities during these fiscal years was principally due to the acquisitions of CAI, ACTech and Delta.

During fiscal 1997, approximately $32.9 million was provided from financing activities, primarily as a result of $33.1 million in net proceeds resulting from the Company's follow-on stock offering in December 1996, offset by approximately $1.0 million in payments under both outstanding debt and capital lease arrangements and debt issue costs. In addition, the Company received proceeds of approximately $800,000 from sales of stock under employee stock option and stock purchase plans during fiscal 1997. The net proceeds received from the follow-on stock offering were used to reduce borrowings outstanding under the Company's Credit Facility, under which were available borrowings of $30.2 million at March 31, 1997. During fiscal 1996, $19.1 million was provided from financing activities, primarily as the result of $15.0 million in proceeds received from the issuance of the Subordinated Notes and increased borrowings of $7.0 million under the Company's Credit Facility. In fiscal 1996, these funds were used to finance the cash portion of the Company's acquisition of CAI and to fund the Company's significant business growth. In fiscal 1995, $18.6 million was provided from financing activities, reflecting $8.7 million in net proceeds from the Company's initial public offering and increased borrowings of $11.4 million under the Company's working capital line of credit.

At March 31, 1997, working capital was approximately $83.6 million, a $35.6 million increase over the working capital level at March 31, 1996. This increase was primarily attributable to the higher levels of accounts receivable and inventory at March 31, 1997 as compared with the prior year, resulting from the Company's significant growth in fiscal 1997.

The Company believes that funds available under its revolving line of credit facility will be sufficient to fund the Company's receivable financing and capital expenditure requirements for the next 12 months. The Company is currently negotiating with its lenders to increase the availability of funds under its inventory financing facility in anticipation of increased volumes in its Product Reselling Business during fiscal 1998.

CREDIT FACILITY. The Credit Facility is a secured revolving credit facility consisting of three revolving promissory notes provided to the Company and its subsidiaries by NationsBank, N.A. ("NationsBank"), Fleet Capital Corporation, and Signet Bank, N.A. in the principal amount of up to $85.0 million. (See, however, "Subordinated Notes" regarding limitations on the Company's borrowings under the Credit Facility.) The principal amount outstanding under the Credit Facility may not exceed the lesser of (i) $85.0 million or (ii) a defined borrowing base, which is a variable amount calculated by aggregating a specified set of the Company's accounts receivable and unbilled costs. If for any quarter during the term of the Credit Facility, the average daily outstanding principal balance under the Credit Facility is less than 50% of the commitment amount ($85 million unless otherwise reduced), the Company must pay a commitment fee at the rate of three-eighths of 1% per annum on the difference between the commitment amount and the daily outstanding principal balance under the Credit Facility during such quarter. The Credit Facility expires on August 31, 1998. Interest on revolving loan advances made under the Credit Facility is, at the option of the Company, either (i) the NationsBank prime rate or (ii) LIBOR plus a percentage ranging from 1.25% to 2.00% depending on the Company's leverage ratio. At March 31, 1997, the balance outstanding under the Credit Facility was approximately $30.0 million and approximately $30.2 million was available for additional borrowing. The Credit Facility is secured by substantially all assets of the Company with the exception of inventory and includes certain financial and other covenants restricting, among other things, changes in capital structure, mergers, acquisitions, sales of assets, changes of operations, purchases and redemptions of stock, additional indebtedness, payment of dividends and other payments to shareholders, investments, capital expenditures, a net loss by the Company for any fiscal quarter and certain other matters without the approval of the lenders. At March 31, 1997, the Company was not in compliance with some of the covenants under the Credit Facility, and has obtained a waiver of such non-compliance from the lenders.

SUBORDINATED NOTES. On February 16, 1996, the Company entered into a Note and Warrant Purchase Agreement ("the Nomura Agreement") with Nomura Holding America, Inc. ("Nomura") under which the Company issued $15.0 million of Subordinated Notes. The Subordinated Notes, which bear interest at 12.875% per annum, are due in February 2001. In connection with the issuance of the Subordinated Notes, the Company also issued common stock purchase warrants ("Warrants") to the holder of the Subordinated Notes, entitling such holder to purchase up to 317,478 shares of Common Stock at $9.50 per share and to certain registration rights with respect to such shares. The Warrants are exercisable at any time through February 16, 2003. Both the number of shares obtainable from exercise of the Warrants and the exercise price per share are subject to adjustment based on certain anti-dilution provisions included in the Nomura Agreement. The Nomura Agreement also contains certain covenants that, among other matters, restrict or limit the ability of the Company to pay dividends, incur indebtedness, make capital expenditures and acquire other companies. The Company is also required to maintain certain financial ratios regarding interest coverage, leverage, and net worth, among other things. At March 31, 1997, the Company was not in compliance with some of the covenants under the Nomura Agreement, and has obtained a waiver of such non-compliance from Nomura.

On October 1, 1996, the Company obtained the consent of the Subordinated Notes holder to increase its borrowings under the Credit Facility to $85.0 million (the Nomura Agreement originally restricted the Company from borrowing amounts over $60.0 million from the Credit Facility) through March 31, 1997, and $65.0 million thereafter.

INVENTORY FINANCING FACILITY. On October 31, 1996, the Company entered into an agreement with Deutsche Financial Services Corporation ("DFS") under which it can borrow up to $15.0 million to finance inventory purchases. Borrowings under this inventory financing facility are secured by all of the Company's inventory. The interest rate and other finance charges on each advance under this facility are set by mutual agreement of the parties based on the particular item of inventory being financed, the availability of vendor discounts, prevailing economic conditions, DFS' floor planning volume with the Company and its vendors, and certain other economic factors. The lenders of both the Credit Facility and the Subordinated Notes have approved this inventory financing facility, subject to the condition that the maximum amount of outstanding debt under this facility and the Credit Facility not exceed $90.0 million in the aggregate. Outstanding advances to the Company under the inventory financing facility at March 31, 1997 totaled $3.1 million. In addition, the Company is subject to certain restrictive covenants under this facility. At March 31, 1997, the Company obtained a waiver from the lending financial institution for non-compliance with one of the financial covenants.

MARKET INFORMATION

The Company's common stock trades on the Nasdaq National Market under the symbol "BTGI." The stock has been publicly traded since December 1994. The high and low sale prices per share of common stock for each quarter of fiscal 1997 and 1996 are as follows:


----------------------------------------------------------
Quarter Ended                       High              Low
----------------------------------------------------------
FY 1997
June 30, 1996                     $15.250         $  9.250
September 30, 1996                 15.750           11.500
December 31, 1996                  27.250           14.000
March 31, 1997                     27.875           17.500

FY 1996
June 30, 1995                      10.000            7.750
September 30, 1995                 11.750            8.375
December 31, 1995                  15.000            8.875
March 31, 1996                     11.875            8.750

The Company has never paid cash dividends and is currently prohibited from doing so under its debt agreements. It is the present policy of the Company to retain earnings to finance the growth and development of its business, and therefore, the Company does not anticipate paying cash dividends on its common stock in the foreseeable future.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of BTG, Inc.:

We have audited the accompanying consolidated balance sheets of BTG, Inc. and subsidiaries as of March 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BTG, Inc. and subsidiaries as of March 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1997, in conformity with generally accepted accounting principles.


/s/ KPMG PEAT MARWICK LLP

KPMG Peat Marwick LLP


McLean, Virginia
May 20, 1997