Form 10-K, Exhibit 13
period 1997-03-31
BTG INC /VA/
filed 1997-06-30
CIK 932279

                                                                   EXHIBIT 13. 2



BTG, INC. AND SUBSIDIARIES


Consolidated Statements of Operations
Fiscal Years Ended March 31, 1997, 1996 and 1995
(in thousands, except per share data)

                                                                               1997             1996             1995
------------------------------------------------------------------------------------------------------------------------
Revenues:
   Contract revenue                                                         $109,817         $ 67,014          $ 46,130
   Product sales                                                             290,216          146,544           109,859
------------------------------------------------------------------------------------------------------------------------
                                                                            $400,033         $213,558          $155,989

Direct costs:
   Contract costs                                                             66,665           35,577            23,046
   Cost of product sales                                                     254,823          128,070            95,585
------------------------------------------------------------------------------------------------------------------------
                                                                            $321,488         $163,647          $118,631

Indirect, general and administrative expenses                                 64,587           40,827            29,388
Amortization and other operating costs, net                                    1,916            1,595             1,070
------------------------------------------------------------------------------------------------------------------------
                                                                            $387,991         $206,069          $149,089
------------------------------------------------------------------------------------------------------------------------

Operating income                                                            $ 12,042         $  7,489          $  6,900

Interest expense                                                              (6,107)          (3,045)           (1,362)
Equity in earnings of unconsolidated affiliates                                1,887              792                --
Other income                                                                     107               --                --
------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                                  $  7,929         $  5,236          $  5,538
Provision for income taxes                                                     3,658            2,282             2,406
------------------------------------------------------------------------------------------------------------------------

Net income                                                                  $  4,271         $  2,954          $  3,132
========================================================================================================================



Earnings per common and common equivalent share                             $   0.60         $   0.47          $   0.60
========================================================================================================================


Weighted average shares of common stock and common stock equivalents           7,141            6,233             5,196
========================================================================================================================



See accompanying notes to consolidated financial statements.

BTG, INC. AND SUBSIDIARIES



Consolidated Balance Sheets
Fiscal Years Ended March 31, 1997 and 1996
(in thousands, except share data)

                                                                                                          1997             1996
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Restricted cash and equivalents                                                                      $     --          $     47
   Investments, at fair value                                                                                 --               250
   Receivables, net                                                                                       99,017            69,146
   Inventory, net                                                                                         16,716             9,421
   Prepaid expenses                                                                                        8,424             5,163
   Other                                                                                                   2,546               466
-----------------------------------------------------------------------------------------------------------------------------------
         Total current assets                                                                           $126,703          $ 84,493
-----------------------------------------------------------------------------------------------------------------------------------
Property and equipment:
   Furniture and equipment                                                                                11,038             8,299
   Leasehold improvements                                                                                  2,246             1,151
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        $ 13,284          $  9,450
   Accumulated depreciation and amortization                                                              (6,823)           (5,871)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        $  6,461          $  3,579
Other assets:
   Goodwill, net of accumulated amortization of $1,935 and $1,062
      at March 31, 1997 and 1996, respectively                                                          $ 16,267          $ 17,140
   Other intangible assets, net                                                                            4,199             3,119
   Investments                                                                                               478                --
   Other                                                                                                   1,972             1,129
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        $156,080          $109,460
===================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Current maturities of long-term debt                                                                 $    100          $    134
   Current maturities of capital lease obligations                                                           557                96
   Accounts payable                                                                                       30,902            24,120
   Accrued expenses                                                                                        9,894             7,516
   Deferred income                                                                                         1,111             1,534
   Income taxes:
      Currently payable                                                                                       --             1,310
      Deferred                                                                                               298                26
   Other                                                                                                     290             1,808
-----------------------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                                      $ 43,152          $ 36,544
-----------------------------------------------------------------------------------------------------------------------------------
Line of credit                                                                                            30,021            30,453
Long-term debt, excluding current maturities, net                                                         14,225            14,131
Capital lease obligations, excluding current maturities                                                    1,179               210
Deferred income taxes                                                                                        770               248
Other                                                                                                        488               129
-----------------------------------------------------------------------------------------------------------------------------------
         Total liabilities                                                                              $ 89,835          $ 81,715
-----------------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies
Shareholders' equity:
   Preferred stock, no par value, 1,000,000 shares authorized; no shares issued or outstanding          $     --          $     --
   Common stock, no par value, 10,000,000 shares authorized;
      8,443,844 and 6,128,102 shares outstanding at March 31, 1997
      and 1996, respectively, net of 50,057 reacquired shares                                             52,079            17,915
   Retained earnings                                                                                      14,693            10,422
   Treasury stock, at cost, 50,057 shares                                                                   (527)             (527)
   Unrealized losses on investments, net of related tax effects                                               --               (65)
-----------------------------------------------------------------------------------------------------------------------------------
         Total shareholders' equity                                                                     $ 66,245          $ 27,745
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        $156,080          $109,460
===================================================================================================================================




See accompanying notes to consolidated financial statements.

BTG, INC. AND SUBSIDIARIES


Consolidated Statements of Shareholders' Equity
Fiscal Years Ended March 31, 1997, 1996 and 1995
(in thousands, except share data)

                                                                                                Unrealized       Total
                                                        Common       Retained      Treasury      Losses on   Shareholders'
                                                        Stock        Earnings        Stock      Investments      Equity
-----------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1994                                 $ 6,541       $ 4,336       $    --        $   --       $10,877

   Net income                                                --         3,132            --            --         3,132
   Sale of 1,280,000 common shares
     related to an initial public offering,
     net of related issuance costs                        8,685            --            --            --         8,685
   Sale of 87,574 common shares
     under employee stock option
     and stock purchase plans                               345            --            --            --           345
-----------------------------------------------------------------------------------------------------------------------

Balance, March 31, 1995                                 $15,571       $ 7,468       $    --        $   --       $23,039

   Net income                                                --         2,954            --            --         2,954
   Sale of 179,241 common shares
     under employee stock option
     and stock purchase plans                               881            --            --            --           881
   Issuance of 50,057 common shares
     upon business combination                              463            --            --            --           463
   Purchase of 50,057 common shares                          --            --          (527)           --          (527)
   Issuance of common stock
      purchase warrants                                   1,000            --            --            --         1,000
   Change in unrealized investment
      losses, net of related tax effects                     --            --            --           (65)          (65)
-----------------------------------------------------------------------------------------------------------------------

Balance, March 31, 1996                                 $17,915       $10,422       $  (527)       $  (65)      $27,745

   Net income                                                --         4,271            --            --         4,271
   Sale of 2,190,000 common shares
     related to a follow-on public offering,
     net of related issuance costs                       33,061            --            --            --        33,061
   Sale of 125,742 common shares
     under employee stock option
     and stock purchase plans                             1,067            --            --            --         1,067
   Tax benefits applicable to stock
     option plans                                            36            --            --            --            36
   Change in unrealized investment
     losses, net of related tax effects                      --            --            --            65            65
-----------------------------------------------------------------------------------------------------------------------

Balance, March 31, 1997                                 $52,079       $14,693       $  (527)       $   --       $66,245
=======================================================================================================================




See accompanying notes to consolidated financial statements.

BTG, INC. AND SUBSIDIARIES



Consolidated Statements of Cash Flows
Fiscal Years Ended March 31, 1997, 1996 and 1995
(in thousands)

                                                                                         1997             1996              1995
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                                          $  4,271         $  2,954         $  3,132
   Adjustments to reconcile net income to net cash used in operating activities:
      Depreciation and amortization                                                       3,698            2,161              988
      Deferred income taxes                                                                 794             (513)              (4)
      Reserves for accounts receivable and inventory                                        785              399              192
      Loss on sales of property and equipment                                                61               20               17
      Gain on sales of investments                                                          (63)              --               --
      Changes in assets and liabilities, net of the effects from purchases of subsidiaries:
           (Increase) decrease in restricted cash                                            47              (16)           1,069
           (Increase) decrease in receivables                                           (30,630)         (10,925)          (6,323)
           (Increase) decrease in inventory                                              (7,319)            (831)          (2,604)
           (Increase) decrease in prepaids and other                                     (5,307)           4,953           (6,994)
           (Increase) decrease in other assets                                             (353)            (723)             (27)
           Increase (decrease) in accounts payable                                        6,782           (5,792)             986
           Increase (decrease) in accrued expenses                                        2,617            1,837              542
           Increase (decrease) in other liabilities                                      (1,630)             (41)          (3,267)
           Increase (decrease) in income taxes currently payable                         (1,310)           1,310           (1,023)
----------------------------------------------------------------------------------------------------------------------------------
              Net cash used in operating activities                                    $(27,557)        $ (5,207)        $(13,316)
----------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Purchases of subsidiaries, net of cash acquired                                           --          (13,238)          (3,416)
   Purchases of investments                                                                (593)            (362)              --
   Proceeds from sales of investments                                                       425               --               --
   Purchases of notes receivable                                                           (375)              --               --
   Purchases of property and equipment                                                   (2,780)          (1,570)            (734)
   Proceeds from sales of property and equipment                                             --               18               --
   Capitalized product development costs                                                 (2,003)              --               --
----------------------------------------------------------------------------------------------------------------------------------
              Net cash used in investing activities                                    $ (5,326)        $(15,152)        $ (4,150)
----------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Net advances (repayments) under line of credit                                          (432)           7,034           11,426
   Principal payments on long-term debt                                                    (140)          (1,573)            (986)
   Principal payments on capital lease obligations                                         (220)              --               --
   Proceeds from the issuance of subordinated notes                                          --           15,000               --
   Repayments of subordinated notes                                                          --               --             (850)
   Payment of debt issue costs                                                             (215)          (1,587)              --
   Proceeds from the issuance of common stock                                            33,890              776            9,030
   Purchase of treasury stock                                                                --             (527)              --
----------------------------------------------------------------------------------------------------------------------------------
              Net cash provided by financing activities                                $ 32,883         $ 19,123         $ 18,620
----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in unrestricted cash and equivalents                                     --           (1,236)           1,154

Unrestricted cash and equivalents, beginning of year                                         --            1,236               82
----------------------------------------------------------------------------------------------------------------------------------

Unrestricted cash and equivalents, end of year                                         $     --         $     --         $  1,236
==================================================================================================================================



See accompanying notes to consolidated financial statements.

BTG, INC. AND SUBSIDIARIES


Notes to Consolidated Financial Statements
March 31, 1997 and 1996


1.  NATURE OF OPERATIONS

BTG, Inc. ("BTG" or the "Company") is an information technology company providing complete solutions to the specific systems and product needs of its customers. The Company's business combines systems development, integration and engineering with reselling of computer hardware, software and integrated systems.

Approximately 89%, 90%, and 91% in fiscal 1997, 1996, and 1995, respectively, of the Company's revenues resulted from contracts or subcontracts with, and product sales to, the United States Government and its agencies and departments (the "Government"). The Company operates principally in the United States.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of all majority-owned subsidiaries of the Company. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in unconsolidated affiliates owned more than 20%, but not in excess of 50%, are recorded on the equity method.

REVENUE RECOGNITION

The Company provides systems development, integration and engineering services, primarily to the Government, on a contractual basis. Revenue on cost-plus-fee contracts is recognized to the extent of costs incurred plus a proportionate amount of fees earned. Revenue on time-and-materials contracts is recognized to the extent of billable rates times hours delivered plus other direct costs. Revenue on fixed-price contracts is recognized using the percentage-of-completion method based on costs incurred in relation to total estimated costs. Anticipated contract losses are recognized as soon as they become known and estimable.

Revenue that is contractually billable prior to performance or delivery is deferred until the work has been performed and/or the product has been delivered.

The Company also provides off-the-shelf hardware and software to the Government under a variety of contract vehicles and to commercial companies as a third-party distributor. Related revenue is recognized when products are shipped or when customers have accepted the products or services, depending on contractual terms. Estimated future costs of providing customer support for products sold by the Company are recorded at the point of revenue recognition.

CASH AND EQUIVALENTS

All highly liquid debt instruments with original maturities of three months or less are classified as cash equivalents. The Company had restricted cash of approximately $47,000 at March 31, 1996, relating to customer agreements that require such cash to be held in escrow until related payments to vendors have been settled and that is not included in cash and equivalents for purposes of the Consolidated Statements of Cash Flows. The Company had no restricted cash at March 31, 1997.

INVESTMENTS

Investments in marketable debt and equity securities are accounted for under the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("Statement 115"). At March 31, 1996, the Company's investments consisted solely of marketable equity securities that were classified as "available for sale" in accordance with the provisions of Statement 115. Accordingly, such investments were carried at fair value in the accompanying consolidated financial statements. Fair value was determined based on quoted market prices. Net unrealized gains and losses from these investments were carried as a separate component of shareholders' equity, net of the related tax effects. At March 31, 1997, the Company held no investments in marketable debt or equity securities.

Investments in equity securities for which there are no readily determinable fair values and for which the Company does not have the ability to exercise significant influence over the operating or financial policies of the investee entity are accounted for under the cost method of accounting. Accordingly, such investments are carried at the lower of cost or net realizable value. At March 31, 1997, the Company's investments consisted solely of common stock ownership in privately held companies.

INVENTORY

Inventory, net of an allowance for obsolescence, consists principally of purchased products held for resale and is valued at the lower of cost, determined on the average cost basis, or market value.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and are depreciated over their estimated useful lives, three to seven years, using accelerated and straight-line methods. Leasehold improvements are amortized over the terms of the related leases using the straight-line method. Assets recorded under capital leases are amortized using the straight-line method over either the lease term or the estimated useful lives of the leased assets depending on the criteria used for lease capitalization.

GOODWILL AND INTANGIBLE ASSETS

Goodwill, the excess of cost over the fair value of net tangible and identifiable intangible assets of acquired companies, is amortized over the expected periods of benefit, 15 to 30 years, on a straight-line basis. Intangible assets are amortized on a straight-line basis over the expected periods of benefit, two to 13 years.

The Company assesses the recoverability of its goodwill and intangible assets by determining whether the balances can be recovered through estimated, undiscounted future operating cash flows of the acquired operations. The amount of impairment, if any, is measured based on projected discounted future operating cash flows.

INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

RESEARCH AND DEVELOPMENT EXPENSES

The Company expenses research and development costs as they are incurred. Research and development expenses for fiscal 1997, 1996 and 1995 were approximately $187,000, $55,000, and $100,000, respectively.

CAPITALIZED PRODUCT DEVELOPMENT COSTS

Costs associated with software development are capitalized once a product's technological feasibility is established. Capitalized product development costs are amortized on a product-by-product basis based on the ratio of recorded revenue to total estimated revenue, with a minimum amortization using the straight-line method over the product's estimated economic life. Capitalized product development costs are carried at the lower of unamortized cost or net realizable value.

The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized product development costs require considerable judgment by the Company's management with respect to certain external factors such as anticipated future revenues, estimated economic lives, and changes in hardware and software technologies.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of the Company's receivables and revolving line of credit instruments approximates fair value since all such instruments are either short term in nature or bear interest rates that are indexed to current market interest rates. Fair value for the Company's notes payable is determined based on current rates offered for debt of similar remaining maturities. At March 31, 1997, the Company's subordinated notes payable had a fair value of approximately $15.4 million on an undiscounted basis. At March 31, 1996, the carrying value for the subordinated notes payable approximated fair value.

EARNINGS PER SHARE

Earnings per share is computed by dividing net income for the year by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Common stock equivalents include all issued and outstanding options and warrants.

RECLASSIFICATION

Certain amounts in the prior years' financial statements have been reclassified to conform to the fiscal 1997 presentation.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingencies as of the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

3.  RECEIVABLES

The components of receivables are as follows (in thousands):

                                             March 31,
----------------------------------------------------------
                                         1997       1996
----------------------------------------------------------
Amounts billed                         $89,480    $61,927
Amounts currently billable               4,991      3,024
Retainages billable upon contract
   completion                            1,572      1,381
Other unbilled amounts                   2,960      2,180
Other receivables                        1,016        855
Allowance for doubtful accounts         (1,002)      (221)
----------------------------------------------------------
                                       $99,017    $69,146
==========================================================


The Company anticipates collecting substantially all receivables, except retainages, within one year.

4.  OTHER INTANGIBLE ASSETS

Other intangible assets consist of the following (in thousands):

                                            March 31,
----------------------------------------------------------
                                         1997       1996
----------------------------------------------------------
Contract backlog                        $  848     $  848
Debt issue costs                         1,802      1,587
Non-compete covenants                      700        700
Favorable leasing arrangements             455        455
Product development costs                2,003         --
Other                                      300        300
----------------------------------------------------------
                                         6,108      3,890
Accumulated amortization                (1,909)      (771)
----------------------------------------------------------
                                        $4,199     $3,119
==========================================================


During the year ended March 31, 1997, the Company capitalized approximately $2.0 million of costs associated with the internal development of certain software products. Of this amount, approximately $1.5 million relates to products designed for use by the Company's newly formed subsidiary, Community Networks, Inc. ("CNI"). CNI, a separate legal entity in which BTG holds a 95% ownership interest, was formed for the purpose of providing local communities with high-speed Internet access, specialized intranets and electronic commerce capability. The remaining $500,000 of product development costs capitalized during fiscal 1997 relate to costs associated with the Company's development of a software product used in the document imaging industry. This product, TeraCAPTURE NT, was made available for sale in April 1997.

5.  ACCRUED EXPENSES

Accrued expenses consist of the following (in thousands):

                                            March 31,
----------------------------------------------------------
                                         1997       1996
----------------------------------------------------------
Accrued salaries and related taxes       $4,704     $3,852
Accrued leave                             3,094      2,320
Other                                     2,096      1,344
----------------------------------------------------------
                                         $9,894     $7,516
==========================================================

6.   INCOME TAXES
The provisions for income taxes include the following
(in thousands):

                                  Fiscal Years Ended March 31,
--------------------------------------------------------------
                                   1997       1996       1995
--------------------------------------------------------------
Current provision:
   Federal                       $2,393      $2,334     $1,978
   State                            471         461        390
--------------------------------------------------------------
                                  2,864       2,795      2,368
--------------------------------------------------------------
Deferred provision (benefit):
   Federal                          663        (428)        36
   State                            131         (85)         2
--------------------------------------------------------------
                                    794        (513)        38
--------------------------------------------------------------
                                 $3,658      $2,282     $2,406
==============================================================


Income tax expense differs from the amount of income taxes determined by applying the U.S. federal income tax statutory rates to income before income taxes as follows:

                                    Fiscal Years Ended March 31,
----------------------------------------------------------------
                                       1997       1996     1995
----------------------------------------------------------------
Statutory federal income
   tax rate                             35.0%     35.0%    35.0%
State income tax, net of
   federal income tax benefit            5.2       4.9      5.3
Phase-in tax rate differential          (1.0)     (1.0)    (1.0)
Non-deductible amortization
   expense                               5.9       5.1      3.3
Change in the valuation
   allowance                            (1.3)     (1.7)      --
Other permanent differences              2.3       1.3      0.8
----------------------------------------------------------------
      Effective tax rate                46.1%     43.6%    43.4%
================================================================


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 1997 and 1996, are presented below (in thousands):

                                            March 31,
----------------------------------------------------------
                                         1997       1996
----------------------------------------------------------
Deferred tax assets:
   Employee benefits, accrued for
      financial reporting purposes      $  943     $  734
   Financial reporting reserves            747        447
   Deferred revenue                        499        336
   Capital loss carryforwards              173        197
   Other                                   414        364
----------------------------------------------------------
Total deferred tax assets                2,776      2,078
Less: valuation allowance                   --       (105)
----------------------------------------------------------
      Net deferred tax assets            2,776      1,973
----------------------------------------------------------

Deferred tax liabilities:
   Revenues not contractually billable   2,552      1,366
   Product development costs               764         --
   Net profits accrued on sales             97        427
   Other                                   431        454
----------------------------------------------------------
Total deferred tax liabilities           3,844      2,247
----------------------------------------------------------
      Net deferred tax liability        $1,068     $  274
==========================================================

The valuation allowance for deferred tax assets as of April 1, 1995, was $197,000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers taxes paid during the previous three years, scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies that can be implemented by the Company in making this assessment. Based on these factors, the Company has established a valuation allowance against that portion of the deferred tax assets for which management believes that ultimate realization cannot presently be assessed as "more likely than not."

7.  LINES OF CREDIT

In November 1995, the Company entered into a revolving line of credit facility (the "Credit Facility") with a financial institution that provided for borrowings up to $60 million based on specified percentages of eligible accounts receivable (the "borrowing base"). On October 1, 1996, the Credit Facility was amended to increase the ceiling for available borrowings to $85 million; however, this ceiling is limited to $65 million after March 31, 1997, as the result of a restriction imposed by a subordinated lender. The Credit Facility is secured by substantially all assets of the Company as well as the pledge of a security interest in the Company's stock in one of its subsidiaries. Through February 1997, interest on advances made under the Credit Facility was equal to, at the option of the Company, either the lender's prime rate or LIBOR plus 2.00%. In February 1997, the Credit Facility was amended to provide for an interest rate equal to, at the Company's option, either the lender's prime rate or LIBOR plus a percentage ranging from 1.25% to 2.00% depending on the Company's leverage ratio. The Company is required to comply with various financial covenants under the Credit Facility and is restricted from, among other things, paying dividends, changing its capital structure or making acquisitions without the approval of the lender. At March 31, 1997 and 1996, the Company obtained a waiver from the lending financial institution for non-compliance with certain financial covenants. The Credit Facility expires in August 1998. At March 31, 1997 and 1996, the entire balance outstanding under the Credit Facility has been classified as a noncurrent liability in the accompanying consolidated balance sheets, as the Company anticipates that its borrowing base over the next fiscal year will provide for a minimum availability equal to or in excess of amounts outstanding on such dates.

In addition to a revolving loan, the Credit Facility includes a facility under which the Company can, subject to the approval of the lender and the payment of certain fees, obtain letters of credit of up to a maximum of $1 million. At March 31, 1997 and 1996, there were no letters of credit outstanding under this facility. Costs incurred to obtain the Credit Facility have been capitalized and are being amortized over the term of the agreement. An analysis of activity under the Credit Facility is as follows (in thousands):

                                                  March 31,
----------------------------------------------------------------
                                              1997        1996
----------------------------------------------------------------
Maximum line of credit available
   during the period                         $85,000     $48,667
Balance outstanding at the end
   of the period                             $30,021     $30,453
Total borrowing base at the end
   of the period                             $60,262     $39,380
Interest rate at the end of the period:
   At the lender's prime rate option           8.50%       8.25%
   At the LIBOR option                         7.00%       7.35%
Monthly average amount outstanding
   during the period                         $43,874     $31,512
Monthly weighted average interest rate
   outstanding during the period               7.79%       8.05%

In October 1996, the Company entered into an agreement with a separate financing organization that provides for borrowings up to $15 million to finance inventory purchases under a wholesale financing agreement (the "Inventory Financing Facility"). The Inventory Financing Facility, which is secured by all of the Company's inventory, provides for the financing of inventory purchases with repayment terms ranging from 30 to 45 days, after which interest is charged on the average daily balance outstanding at the current prime rate. In addition, the Company is subject to certain restrictive covenants under this facility. At March 31, 1997, the Company obtained a waiver from the lending financial institution for non-compliance with one of the financial covenants. At March 31, 1997, the Company had approximately $3.1 million in outstanding borrowings under this facility, which are included in accounts payable in the accompanying consolidated balance sheet. Under the terms of the agreement, the Inventory Financing Facility has no expiration date but can be terminated by either party at any time. The Company incurred no interest expense under this financing vehicle during fiscal 1997.

8.  LONG-TERM DEBT

The Company's long-term debt consists of the following (in thousands):

                                                        March 31,
----------------------------------------------------------------------
                                                     1997       1996
----------------------------------------------------------------------
Senior subordinated notes payable,
   due in February 2001, interest due
   quarterly at 12.875% per annum                  $15,000    $15,000
Unamortized discount on senior
   subordinated notes payable                         (775)      (975)
Note payable to the former stockholders
   of Delta Research Corporation
   associated with covenants not to
   compete, payable in annual installments
   of $100,000                                         100        200
Notes payable to the former stockholders
   of ACTech, Inc. associated with
   covenants not to compete, $33,333
   payable at July 1, 1995 and
   January 2, 1996, and $16,667
   payable at January 2, 1997                           --         17
Other                                                   --         23
----------------------------------------------------------------------
                                                   $14,325    $14,265
Less current maturities                                100        134
----------------------------------------------------------------------
                                                   $14,225    $14,131
======================================================================

On February 16, 1996, the Company entered into a Note and Warrant Purchase Agreement (the "Agreement") with Nomura Holding America, Inc. under which the Company issued $15 million of senior subordinated notes (the "Notes"). The Notes, which bear interest at 12.875% per annum, are due in February 2001. In connection with the issuance of the Notes, the Company also issued common stock purchase warrants ("Warrants") to the holder of the Notes entitling such holder to purchase up to 317,478 shares of the Company's common stock at $9.50 per share and to certain registration rights with respect to such shares. The Warrants are exercisable at any time through February 16, 2003. Both the number of shares obtainable from exercise of the Warrants and the exercise price per share are subject to adjustment based on certain anti-dilution provisions included in the Agreement. The fair value of the Warrants on the date of issuance, which was determined using various pricing models, was estimated as $1,000,000. Accordingly, this amount has been recorded as a discount on the Notes and is being amortized into interest expense over the term of the Notes. The Agreement also contains certain covenants that, among other matters, restrict or limit the ability of the Company to pay dividends, incur indebtedness and make capital expenditures. The Company must also maintain certain financial ratios regarding interest coverage, leverage and net worth, among others. At both March 31, 1997 and 1996, the Company obtained a waiver from the holder of the Notes for non-compliance with certain covenants. Costs incurred to issue the Notes have been capitalized and are being amortized over the term of the Notes. In October 1996, the Company obtained the consent of the holder of the Notes to increase the borrowing capacity under the Credit Facility to $85 million through March 31, 1997, and $65 million thereafter. Such consent was subject to the condition that the maximum amount of outstanding debt under both the Credit Facility and the Inventory Financing Facility not exceed $90 million through March 31, 1997, and $65 million thereafter.

Aggregate scheduled maturities on all long-term indebtedness as of March 31, 1997, are as follows (in thousands):

Fiscal Years Ending March 31,
------------------------------------------------------
           1998                        $   100
           1999                             --
           2000                             --
           2001                         15,000
------------------------------------------------------
                                       $15,100
======================================================


9.  CAPITAL LEASE OBLIGATIONS

The Company rents certain furniture and equipment under agreements that qualify for capital lease treatment. Included in property and equipment are the following assets held under capital leases (in thousands):

                                            March 31,
----------------------------------------------------------
                                         1997       1996
----------------------------------------------------------
Furniture and equipment                 $1,965       $315
Accumulated amortization                  (141)       (14)
----------------------------------------------------------
                                        $1,824       $301
==========================================================


Future minimum lease payments for assets held under capital leases at March 31, 1997, are as follows (in thousands):

Fiscal Years Ending
   March 31,                                        Amount
----------------------------------------------------------
   1998                                             $  708
   1999                                                700
   2000                                                434
   2001                                                 99
   2002                                                 96
   Thereafter                                            5
----------------------------------------------------------

   Total minimum lease payments                     $2,042
   Less amounts representing interest                  306
----------------------------------------------------------

   Present value of net minimum lease payments      $1,736
   Less current maturities                             557
----------------------------------------------------------
                                                    $1,179
==========================================================

10. SHAREHOLDERS' EQUITY AND STOCK OPTIONS

PREFERRED STOCK

In November 1994, the Board of Directors amended the Company's Articles of Incorporation to authorize up to 1,000,000 shares of preferred stock, with no par value. No preferred shares have been issued as of March 31, 1997.

COMMON STOCK

The Company has one class of voting common stock with 10,000,000 shares authorized for issuance. In December 1994, the Company sold 1,280,000 shares of common stock, pursuant to an initial public offering, at $8.00 per share, for total proceeds of $8.7 million, net of issuance costs of approximately $1.5 million. In November 1996, the Company sold 2,190,000 shares of common stock, pursuant to a follow-on public offering, at $16.25 per share, for total proceeds of $33.1 million, net of issuance costs of approximately $2.5 million.

DIRECTORS STOCK OPTION PLAN

The Company has a Directors Stock Option Plan (the "Directors Option Plan") which provides for the granting of a maximum of 100,000 nonqualified stock options to non-employee members of the Board of Directors. The option price per share is equal to the fair market value of a company share on the date of grant. The term of each option is ten years and an option first becomes exercisable six months after the date of grant.

Under the terms of the Directors Option Plan, each non-employee member of the Board of Directors will be granted 1,000 options on each anniversary date of the Director's service commencement date. During fiscal 1996, 10,000 options, with a per share exercise price of $11.25, were granted under the Directors Option Plan. During fiscal 1997, 6,000 options, with per share exercise prices ranging from $13.38 to $13.75, were granted under the Directors Option Plan.

EMPLOYEE STOCK OPTION PLANS

In 1986 and again in 1990, the Company adopted qualified Employee Stock Option Plans (the "Plans"). Under the terms of the Plans, 375,000 and 400,000 shares, respectively, of common stock were reserved for issuance under the Plans. The option price per share is determined by the Board of Directors but shall be no less than the fair value on the date of the grant. Each option is exercisable no sooner than two years and no later than five years after the grant of the option. No new options are currently issuable under the Plans.

In fiscal year 1995, the Company adopted a new employee option plan (the "New Plan"). Under the terms of the New Plan, 250,000 shares of common stock were reserved for issuance to employees. The New Plan provides for grants of both qualified and non-qualified options. At March 31, 1996, 178,500 shares of common stock were reserved for options still to be granted under the New Plan. In August 1996, the Company's shareholders approved an amendment to the New Plan, which increased the total number of shares of common stock reserved for issuance to 750,000. During fiscal 1997, options to acquire 87,500 shares of common stock were granted under the New Plan. At March 31, 1997, 593,500 shares of common stock were reserved for options still to be granted under the New Plan.

Additional information with respect to all options under the Company's employee stock option plans is as follows:

                                   Number    Option Price
                                 of Shares     Per Share
-----------------------------------------------------------
Shares under option,
   March 31, 1994                  395,895     $2.22-$4.40
     Options granted                76,000     $7.75-$8.53
     Options exercised             (85,193)    $2.22-$4.40
     Options forfeited             (20,662)    $2.22-$4.00
-----------------------------------------------------------
Shares under option,
   March 31, 1995                  366,040     $2.22-$8.53
     Options exercised             (96,824)    $2.22-$3.74
     Options forfeited             (10,815)    $2.22-$7.75
-----------------------------------------------------------
Shares under option,
   March 31, 1996                  258,401     $2.22-$8.53
     Options granted                87,500     $9.38-$10.31
     Options exercised             (57,227)    $2.22-$7.75
     Options forfeited             (15,453)    $2.22-$9.38
-----------------------------------------------------------
Shares under option,
   March 31, 1997                  273,221     $2.22-$10.31
-----------------------------------------------------------

-----------------------------------------------------------
Options exercisable,
   March 31, 1997                  121,434     $2.22-$8.53
===========================================================



STOCK PURCHASE PLANS

In August 1995, the Company's shareholders adopted (i) the Annual Leave Stock Plan (the "Annual Leave Plan") and (ii) the Employee Stock Purchase Plan (the "ESPP"). Under the Annual Leave Plan, eligible employees are permitted to exchange certain unused amounts of accrued annual leave for shares of common stock at the fair market value of the stock on the date of exchange. During fiscal 1997, 11,355 shares of common stock, valued at approximately $202,000, were issued under the Annual Leave Plan. During fiscal 1996, 10,840 shares of common stock, with value of approximately $105,000, were issued under the Annual Leave Plan.

Under the ESPP, eligible employees of the Company who elect to participate are permitted to purchase common stock of the Company, through payroll deductions, at a 15% discount from the fair market value of such stock at the beginning or ending date of the quarterly election period. Under its original terms, the total number of shares of common stock that were issuable under the ESPP was 150,000, limited to 12,500 per fiscal quarter. In August 1996, the Company's shareholders approved an amendment to the ESPP that (i) increased the total number of shares of common stock issuable under the ESPP to 400,000; (ii) eliminated the quarterly purchase limitation; and (iii) added a provision to allow for annual lump sum contributions. A total of 55,080 and 24,979 common stock shares was issued under the ESPP during fiscal 1997 and 1996, respectively.

On October 15, 1996, the Company adopted, subject to the approval of the Company's shareholders, the Non-Employee Director Stock Purchase Plan (the "Directors Purchase Plan"). Under the terms of the Directors Purchase Plan, non-employee members of the Board of Directors may elect to have their fees invested in BTG common stock at a price equal to the lower of 100% of the fair market value of a company share on the beginning or ending date of the election period. The election period is the 12-month period beginning on October 1 of each year. The maximum number of shares that may be issued under the Directors Purchase Plan is 100,000.

PROFIT SHARING PLANS

The Company established a qualified 401(k) profit sharing plan in 1987 under which eligible employees may elect to defer a portion of their salary. At the discretion of the Board of Directors, the Company may contribute to the plan. The current contribution, as approved by the Board, is 1% of salaries for all eligible employees and a matching contribution of an additional amount up to 3% of eligible employees' deferrals. Employees participating in the plan vest in the employer contribution at 20% per year, after first completing six months of service.

Through December 31, 1996, the Company maintained a separate 401(k) profit sharing plan that covered substantially all employees of a subsidiary of the Company meeting minimum service requirements. Contributions to the plan were made through voluntary employee salary reductions and were matched by the Company up to a maximum of 3.5%. In addition to the Company matching contribution, in which the employee is immediately vested, the plan provided for an additional discretionary contribution by the Company. Employees participating in the plan vest in the Company discretionary contributions over a seven-year period.

Company contributions to the profit sharing plans were approximately $1.6 million, $1.1 million, and $732,000 in fiscal 1997, 1996 and 1995, respectively.

DISCLOSURES PURSUANT TO STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123

The Company applies Accounting Principles Board Opinion 25 and its related interpretations in accounting for its equity participation programs. Accordingly, no compensation cost has been recognized for its incentive stock option plans and its stock purchase plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of accounting under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated as follows (in thousands, except per share data):

                                                March 31,
-------------------------------------------------------------
                                             1997       1996
-------------------------------------------------------------
Net income                   As reported    $4,271     $2,954
                             Pro forma      $4,181     $2,939

Earnings per common and      As reported     $0.60      $0.47
  common equivalent share    Pro forma       $0.59      $0.47

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for option grants during the years ended March 31, 1997 and 1996, respectively: dividend yield of 0%, expected volatility of 46%, risk-free interest rate of 6%, forfeiture rate of 6%, and expected terms ranging from 3 to 7 years.

A summary of the Company's stock option plans is presented as follows:

                                          Weighted-Average
                              Number       Exercise Price
                            of Shares        Per Share
-----------------------------------------------------------
Shares under option,
   March 31, 1995            366,040           $4.04
      Options exercised      (96,824)          $3.29
      Options forfeited      (10,815)          $5.11
-----------------------------------------------------------
Shares under option,
   March 31, 1996            258,401           $4.47
      Options granted         87,500           $9.51
      Options exercised      (57,227)          $3.28
      Options forfeited      (15,453)          $4.19
-----------------------------------------------------------
Shares under option,
   March 31, 1997            273,221           $6.35
-----------------------------------------------------------

-----------------------------------------------------------
Options exercisable,
   March 31, 1997            121,434           $3.93
===========================================================


The per share weighted-average fair value of stock options granted during fiscal 1997 was $4.49. At March 31, 1997, the weighted average remaining contractual life of options outstanding was 5.2 years.

11.  INVESTMENTS

In May 1996, the Company entered into an agreement with WheelGroup Corporation ("WheelGroup") under which it (i) purchased 214,042 shares of the outstanding common stock of WheelGroup for $200,000; (ii) purchased a convertible note receivable from WheelGroup for $300,000; and (iii) committed to the purchase of certain distribution rights and consulting services from WheelGroup for approximately $1 million, payable in various installments over fiscal years 1997 and 1998. The convertible note, which bears interest at an annual rate of 2% above the prime rate established by the Company's principal lender, is convertible at any time at the Company's option. The convertible note is due in quarterly installments beginning on April 1, 1999 and ending on January 2, 2001. In addition, the Company has the option to purchase additional shares of WheelGroup's common stock in conjunction with any future issuance of common stock by WheelGroup at the same terms available to other purchasers.

During fiscal 1997, the Company paid $700,000 to WheelGroup under its commitment for distribution rights and consulting services. As the result of a significant investment in WheelGroup by a venture capital fund, BTG was given the option to purchase an additional 28,146 shares of WheelGroup for $9.87 per share. In March 1997, $277,799 of amounts previously paid to WheelGroup under the distribution rights and consulting services agreement were used to purchase the additional 28,146 shares. The Company's convertible note receivable is included in other noncurrent assets in the accompanying consolidated balance sheet.

WheelGroup, which is a privately held company formed in October 1995, is a provider of intrusion detection and response products and services that protect data in computer networks from fraud or misuse. The Company's investment in WheelGroup is accounted for using the cost method of accounting.

12.  EQUITY IN UNCONSOLIDATED AFFILIATES

A subsidiary of the Company has a 49% interest in an unincorporated joint venture (the "Joint Venture"). The Joint Venture was formed, with an unrelated company, in February 1994 for the purpose of obtaining and performing under a certain contract. The contract, which is with an agency of the Government, requires the Joint Venture to provide certain computer equipment, software and peripherals to the Government. The equity method is used to account for the Company's interest in the Joint Venture. At March 31, 1997 and 1996, the Company's investment in the Joint Venture was approximately $740,000 and $620,000, respectively, and is included in other noncurrent assets in the accompanying consolidated balance sheets.

Condensed financial information of the Joint Venture as of March 31, 1997 and 1996, for the year ended March 31, 1997, and for the period from October 20, 1995 (the date of acquisition of the subsidiary) through March 31, 1996 is as follows (in thousands):

                                           1997       1996
----------------------------------------------------------
                                             (unaudited)
Current assets                          $ 4,436    $ 3,912
Total noncurrent assets                   4,436      3,936
Current liabilities                       3,097      2,785
Total noncurrent liabilities              3,097      2,785
Partners' ownership equity                1,339      1,151
Revenue                                  25,883     13,673
Income to the Joint Venture partners      3,851      1,616

13.  BUSINESS COMBINATIONS

In July 1994, the Company acquired for $1.9 million cash all of the outstanding stock of Advanced Computer Technology, Inc. ("ACTech"), a value-added reseller and manufacturer of computer systems. The acquisition has been accounted for as a purchase and, accordingly, the results of operations of ACTech have been included in the Company's consolidated financial statements from the date of acquisition, July 1, 1994. The excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired of approximately $1.1 million has been recorded as goodwill and is being amortized on a straight-line basis over 15 years. In connection with the closing of the transaction, the Company entered into certain non-compete agreements that require payments to former ACTech officers over a three-year period. This acquisition did not have a material effect on pro forma operations.

In November 1994, the Company acquired for $2.8 million cash all of the outstanding stock of Delta Research Corporation ("Delta"), which provides software development and systems integration services focusing on project planning and cost controls and environmental engineering, primarily for the Government. The acquisition has been accounted for as a purchase and, accordingly, the results of operations of Delta have been included in the Company's consolidated financial statements from the date of acquisition, November 15, 1994. The excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired of approximately $146,000 has been recorded as goodwill and is being amortized on a straight-line basis over 15 years. In connection with the closing of the transaction, the Company entered into certain non-compete agreements that require payments of $100,000 per year for four years.

In October 1995, the Company acquired, for $13.0 million in cash, 50,057 shares of common stock valued at approximately $463,000, and for $1.25 million due in April 1996, all of the outstanding shares of Concept Automation, Inc. of America ("CAI"), which is primarily involved in the sale and maintenance of electronic data processing equipment and related support services. The acquisition has been accounted for as a purchase and, accordingly, the results of operations of CAI have been included in the Company's consolidated financial statements from the date of acquisition, October 20, 1995. The excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired of approximately $11.5 million has been recorded as goodwill and is being amortized on a straight-line basis over 20 years. In connection with the closing of the transaction, the Company entered into various employment and non-compete agreements with certain of CAI's officers. In addition, the agreement provides that certain contingent payments are to be made to the former stockholders of CAI in the event that future income, in excess of a specified amount, is generated under a certain contract for which CAI had a proposal outstanding on the date of acquisition. At March 31, 1996, no amounts had been included in the purchase price relating to these contingent payments. On April 18, 1996, the Company was notified that this contract was awarded to CAI. During fiscal 1997, no amounts have been paid to the former shareholders of CAI as a result of this arrangement.

The following unaudited pro forma financial information presents the combined results of operations of the Company and the Delta and CAI acquisitions as if the acquisitions had occurred as of the beginning of the fiscal years ended March 31, 1996 and 1995. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company and such acquired companies constituted a single entity during such periods.

                                      Fiscal Years Ended
                                           March 31,
-------------------------------------------------------------------
                                     1996            1995
-------------------------------------------------------------------
                                          (unaudited)
                             (in thousands, except per share data)
Revenues                            $247,832      $246,362
Net income                             1,474         3,794
Earnings per common share               0.23          0.72

In January 1997, the Company entered into a letter of intent to acquire all of the issued and outstanding stock of Nations, Inc., a privately held technology company specializing in software and systems engineering principally to the Government, for approximately $10 million in cash. Management anticipates that this transaction will be completed in June 1997.

14.  COMMITMENTS AND CONTINGENCIES

AUDIT REVIEW

Substantially all payments to the Company under cost reimbursable contracts are provisional payments that are subject to adjustment upon audit by the Defense Contract Audit Agency or other regulatory agency. Audits through fiscal 1994 have been completed and final rates have been established. Audits for 1995 and subsequent years are not expected to result in a material adverse effect on the Company's consolidated financial position.

One of the Company's significant contracts was audited during fiscal 1996, and the Company was notified that the customer was seeking to recover approximately $156,000 as a result of the audit. The Company disagrees with certain of the claims made under the audit and intends to vigorously defend its position through the appeals process. Management of the Company believes that sufficient reserves are available to offset any potential adjustments.

As the result of a sales and use tax audit by the Commonwealth of Virginia (the "Commonwealth"), the Company recently received an assessment for approximately $265,000. The Company disagrees with the Commonwealth's position with respect to the majority of assessed amounts and has notified the Commonwealth of its intent to appeal the assessment. A reserve has been established for that portion of the assessment upon which the Company is in agreement. Management of the Company anticipates that the ultimate resolution of this matter will not have a material adverse effect on the Company's consolidated financial position.

LEASES

The Company leases office space and equipment under certain operating lease agreements expiring at various dates through March 2007. Most leases include provisions for periodic rent escalations based on changes in various economic indices. Rent expense in fiscal 1997, 1996 and 1995 was $5,886,000, $4,846,000, and $2,796,000, respectively. In March 1997, the facility lease for the Company's principal headquarters location expired and the Company moved its headquarters to a new location under an operating lease that commences on April 1, 1997.

Future minimum lease payments on non-cancelable operating leases were as follows on March 31, 1997 (in thousands):

Fiscal Years Ending March 31,           Amount
--------------------------------------------------------
           1998                         $ 7,006
           1999                           6,328
           2000                           5,962
           2001                           5,277
           2002                           5,189
           Thereafter                    31,543
--------------------------------------------------------
                                        $61,305
========================================================

15.  SUPPLEMENTAL CASH FLOW DISCLOSURES

Supplemental cash flow disclosures are as follows:

                              Fiscal Years Ended March 31,
----------------------------------------------------------
                              1997        1996       1995
----------------------------------------------------------
Cash paid during the year
for (in thousands):
   Interest                  $5,075      $2,934     $1,200
   Income taxes               5,806       1,468      3,424

During fiscal 1997 and 1996, the Company issued common stock shares of 11,355 and 10,840, respectively, to employees in exchange for $202,000 and $105,000, respectively, of previously accrued annual leave balances under the Company's Annual Leave Stock Plan.

In connection with the Company's business combinations in fiscal 1996 and 1995, liabilities were assumed as follows (in thousands):

                                              1996       1995
---------------------------------------------------------------
Fair value of tangible and intangible
   assets acquired                          $30,120     $8,801
Cash paid and notes payable issued          (14,488)    (5,178)
Common stock issued                            (463)        --
---------------------------------------------------------------
Liabilities assumed                         $15,169     $3,623
===============================================================


16.  QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited summarized financial data by quarter for fiscal 1997 and 1996 are as follows (in thousands, except per share data):

Fiscal 1997:                            Quarter Ended
-------------------------------------------------------------------------
                             June 30      Sept 30     Dec 31   March 31
-------------------------------------------------------------------------
Revenues                      $75,442     $115,125    $119,456   $90,010
Operating income                2,196        4,580       4,938       328
Net income (loss)                 757        1,994       2,001      (481)
Earnings (loss)
   per common share              0.12         0.31        0.28     (0.05)
Weighted average
   common and
   common equivalent
   shares outstanding           6,336        6,418       7,201     8,811

Fiscal 1996:                            Quarter Ended
-------------------------------------------------------------------------
                             June 30       Sept 30      Dec 31   March 31
-------------------------------------------------------------------------
Revenues                      $39,589     $ 50,730     $63,487   $59,752
Operating income                1,718        2,807       1,401     1,563
Net income                        671        1,295         288       700
Earnings per
   common share                  0.11         0.21        0.05      0.11
Weighted average
   common and
   common equivalent
   shares outstanding           6,191        6,208       6,259     6,297