Form 10-K, Exhibit 13
period 1998-03-31
BTG INC /VA/
filed 1998-06-29
CIK 932279

                                                                    EXHIBIT 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

GENERAL

BTG, Inc. ("BTG" or the "Company") is an information systems and services company providing complete solutions to a broad range of the complex systems and product needs of the United States Government and its agencies and departments (the "Government") and other commercial and state and local government customers. The Company provides systems development, integration, engineering and network design, implementation and security expertise services (the "Systems Business"). In addition, during fiscal 1998 and prior years, the Company was significantly involved in the reselling of computer hardware and software (the "Product Reselling Business").

    During fiscal 1998, the Company's revenues were derived from both contract activities and product sales. Contract revenue is typically less seasonal than product sales but fluctuates month-to-month based on contract delivery schedules. Contract revenue is characterized by lower direct costs than product sales, yet generally requires a higher relative level of infrastructure support. Year-to-year increases in contract revenue have generally resulted from increases in volume, driven by additional work requirements under Government contracts, rather than price increases, which are generally limited to escalation factors of 3% to 4% on direct labor costs. Product sales tend to be seasonal, with the Company's second and third fiscal quarters typically accounting for the greatest proportion of revenues each year. Product sales are characterized by higher direct costs than contract revenue; however, indirect expenses associated with product sales are generally lower in comparison. Higher volumes as opposed to price increases have generally driven year-to-year increases in product sales. The Company's operating performance is affected by both the number and type of contracts held, the timing of the installation or delivery of the Company's services and products, and the relative margins of the services performed or products sold. In general, the Company recognizes its highest margins on its most specialized systems engineering and software development projects and lower margins on sales of commercial-off-the-shelf products, whose sales tend to have lower services components and a more competitive after-contract award environment.

    In recent years, the Company identified what it believed to be a dramatic change in the federal product reselling market. The Government's product purchasing strategy shifted its focus to contract vehicles such as General Services Administration ("GSA") Schedules, which heavily weigh lowest price as opposed to best value. As profit margins in the Product Reselling Business began to shrink during fiscal 1998, it became increasingly clear to the Company that only the largest product resellers could generate the volume of sales required to compensate for the decreasing product margins. Accordingly, on February 12, 1998, BTG completed the sale to Government Technology Services, Inc. ("GTSI") of (i) certain of the assets, principally inventory and property and equipment, and (ii) certain of the existing contracts and outstanding customer orders of BTG's Product Reselling Business (the "GTSI Transaction"). In addition, GTSI hired a significant number of the individuals previously employed by BTG in the Product Reselling Business. As consideration for the sale, BTG initially received $8 million in cash and 15,375 shares of a new series of preferred stock of GTSI, designated Series C 8% cumulative redeemable convertible preferred stock. Ten percent of the purchase price was placed in escrow for a one-year period to serve as security for the Company's indemnification for potential obligations under the acquisition agreement. Pursuant to the acquisition agreement, the preferred stock received by the Company converted into 3,000,000 shares of GTSI common stock upon approval by the GTSI shareholders on May 12, 1998. This investment represents a 30.8% ownership interest in GTSI. Management of the Company believes that BTG's relationship with GTSI will offer significant benefits to both its customers and shareholders as the combined reselling operations of GTSI and BTG's Product Reselling Business produce the high-volume, low per-unit cost essential in the product reselling market. In addition, BTG believes it can continue to offer high-quality, end-to-end solutions by combining its systems integration and engineering services with GTSI's product fulfillment capabilities. The Company anticipates a significant decrease in the revenues derived from future product sales as a result of the GTSI Transaction.

    In June 1997, the Company acquired, for $10 million in cash, all of the outstanding capital stock of Nations, Inc. ("Nations"), a systems engineering and software development company headquartered in Tinton Falls, New Jersey. The acquisition has been accounted for using the purchase method of accounting, and accordingly, the results of operations of Nations have been included in the Company's consolidated statement of operations since the date of acquisition, June 12, 1997. The excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired of approximately $6.9 million has been recorded as goodwill and is being amortized on a straight-line basis over the expected period of benefit, 30 years. In connection with the acquisition, the Company also entered into both non-compete and employment agreements with several members of Nations' senior management. During fiscal 1998, the Company integrated the operations of Nations with those of its Systems Engineering business unit.

    In August 1996, the Company formed Community Networks, Inc. ("CNI") to be a total solutions provider to broadband network owners entering the Internet access market. CNI's offerings were designed to allow network operators to sell enhanced Internet services to residential consumers and businesses. CNI provided households with data-over-cable, high-speed Internet access via local cable television plants, focused on mid-sized and independent cable operators. During fiscal 1998, it became evident to the Company that the subscriber base was not growing as rapidly as was initially anticipated. As a result, the Company made a decision to discontinue the operations of CNI rather than continue its investment in this new venture. Accordingly, the operating results of CNI have been segregated from BTG's continuing operations and reported as a separate line item on the consolidated statement of operations. Prior year reported results have been reclassified in order to provide for consistent presentation.

RESULTS OF OPERATIONS

The following table presents for the periods indicated: (i) the percentage of revenues represented by certain income and expense items and (ii) the percentage period-to-period increase (decrease) in such items:

                                                         Percentage of Revenues                          Period-to-Period
                                                       Fiscal Year Ended March 31,               Increase (Decrease) of Dollars
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     1998                  1997
                                                                                                compared with          compared with
                                                  1998              1997             1996           1997                   1996
------------------------------------------------------------------------------------------------------------------------------------
Revenues:
   Contract revenue                               29.9%            27.4%            31.4%            60.4%                63.7%
   Product sales                                  70.1             72.6             68.6             42.3                 98.0
   Total revenues                                100.0            100.0            100.0             47.3                 87.3
Direct costs:
   Contract costs
   (as a % of contract revenue)                   69.6             60.7             53.1             84.1                 87.0
   Cost of product sales
   (as a % of product sales)                      93.0             87.8             87.4             50.7                 99.0
   Total direct costs
   (as a % of total revenues)                     86.0             80.4             76.6             57.6                 96.4
Indirect, general and
   administrative expenses                        14.9             15.9             19.1             38.8                 55.3
Amortization and other
   operating costs, net                            0.6              0.5              0.7             82.0                 20.1
Restructuring charge                               6.5               --               --              (A)                   --
Operating income (loss)                           (8.1)             3.3              3.5           (458.9)                76.6
Interest expense                                  (1.4)            (1.5)            (1.4)            38.3                100.6
Equity in earnings of affiliate                    0.1              0.5              0.4            (68.8)               138.3
Gain on sale of investments                        3.4              0.1               --              (B)                 (A)
Merger-related costs                              (0.4)              --               --              (A)                   --
Income (loss) from continuing
   operations before income taxes
   and extraordinary items                        (6.4)             2.3              2.5           (514.3)                73.1
Provision (benefit) for income taxes              (1.4)             1.0              1.1           (304.4)                79.3
Income (loss) from continuing
   operations                                     (5.0)             1.2              1.4           (686.9)                68.4
Loss from discontinued operations                 (0.7)            (0.2)              --            490.6                  (A)
Net income (loss) before
   extraordinary items                            (5.7)             1.1              1.4           (880.7)                44.6
Extraordinary loss                                (0.3)              --               --              (A)                   --
Net income (loss)                                 (6.0)             1.1              1.4           (924.7)                44.6

------------------------------------------------------------------------------------------------------------------------------------

      (A) There was no expense for this item in the prior year.
      (B) The year-to-year increase is in excess of 1000%.

FISCAL 1998 COMPARED WITH FISCAL 1997

Revenues for fiscal 1998 increased by $189.0 million, or 47.3%, from fiscal 1997. Of this increase, $66.3 million was attributable to contract revenue and $122.7 million was attributable to product sales. The increase in contract revenue was primarily due to $38.1 million of revenue recognized under contracts acquired in connection with the acquisition of Nations and an increase of $4.4 million in revenue recognized under the Company's Integration for Command, Control, Communications, Computers and Intelligence ("IC4I") contract. The remaining increase in contract revenue during fiscal 1998 resulted from a variety of federal and commercial contracts involving both systems engineering and integration work. The increase in product sales was primarily driven by shipments made under two new Government contracts: the U.S. Army PC-2 ("PC-2") contract, which was awarded to the Company in October 1996 and first generated revenue in June 1997, and a U.S. Department of State ("State Department") contract, which was awarded to the Company in April 1997. In addition, the Company experienced an increase in sales under GSA Schedule contracts, either directly from the Company's GSA Schedule contracts or from sales to other prime contractors with GSA Schedule contracts, and under the Company's TDA-2 contract with the U.S. Department of Treasury. The overall increase in product sales was offset, in part, by a reduction in orders fulfilled under both the Systems Acquisition Support Services ("SASS") and Tennessee Valley Authority ("TVA") contracts. In fiscal 1998, approximately 93% of the Company's revenues were derived from contracts or subcontracts with and product sales to the Government, as compared with 89% for fiscal 1997. As a result of the GTSI Transaction, the Company anticipates a significant reduction in future revenues derived from product sales.

    Direct costs, expressed as a percentage of total revenues, increased from 80.4% in fiscal 1997 to 86.0% in fiscal 1998. Contract costs include labor costs, subcontractor costs, material costs and other costs directly related to contract revenue. Contract costs as a percentage of contract revenue increased from 60.7% in fiscal 1997 to 69.6% in fiscal 1998, primarily as a result of increased revenues generated from the IC4I contract; from contracts acquired in connection with the acquisition of Nations; and from an increase in revenues generated from systems integration and networking contracts. The IC4I contract, the contracts acquired through the acquisition of Nations, and the Company's systems integration and networking contracts require higher levels of materials, subcontractor involvement and/or other direct costs than does BTG's historical contract base, which has a more labor-intensive, higher gross margin profile. Cost of product sales as a percentage of product sales increased from 87.8% in fiscal 1997 to 93.0% in fiscal 1998. This increase was due in large part to both competitive market pressures in the product reselling environment and to the startup costs associated with several large IDIQ (indefinite delivery--indefinite quantity) Government contracts for which shipments began during fiscal 1998. During fiscal 1998, the Company shipped a significant number of products under the PC-2 and State Department contracts, which both provided for extended warranty coverage. The estimated costs of this extended warranty coverage have been included in cost of product sales during fiscal 1998.

    Indirect, general and administrative expenses include the costs of indirect labor, fringe benefits, overhead, sales and administration, bid and proposal, and research and development. Indirect, general and administrative expenses for fiscal 1998 increased by $24.6 million, or 38.8%, from fiscal 1997. This increase resulted primarily from an increase in the overall volume of business as compared to the prior year. Expressed as a percentage of total revenues, indirect, general and administrative expenses decreased in fiscal 1998 to 14.9%, from 15.9% in fiscal 1997.

    Amortization and other operating costs, which include the amortization of goodwill and other intangible assets as well as other operating expenses that are nonreimbursable under Government contracts, increased by $1.6 million, or 82.0%, in fiscal 1998 as compared with the previous year. This increase was primarily attributable to the amortization of goodwill associated with the acquisition of Nations, financial advisory fees incurred during the period, and certain financial statement reserves recorded in connection with outstanding tax audits.

    Restructuring charges totaling $38.5 million were incurred during fiscal 1998 primarily as the result of the Company's divestiture of its Product Reselling Business. In fiscal 1998, the Company's Board of Directors approved a restructuring plan designed to refocus the Company on its core business and historical strengths in order to improve operating results. The total restructuring charges recorded in fiscal 1998 included $13.7 million associated with the write-down of goodwill recorded in connection with the past acquisition of certain product reselling companies, $9.9 million associated with the loss recorded on the sale and disposal of certain assets related to the GTSI Transaction, $5.8 million in estimated reserves for certain prepaid software licenses initially purchased for resale by the Product Reselling Business, and $3.5 million in estimated reserves for future facility and equipment lease commitments of the Product Reselling Business.

    Interest expense for fiscal 1998 increased by $2.3 million, or 38.3%, from fiscal 1997. This increase was due principally to the significant growth in revenue in fiscal 1998 as compared with the prior year, which resulted in higher receivable and inventory balances, thereby resulting in a higher level of interest expense related to the financing of these operating assets. The Company maintains a revolving line of credit facility (the "Credit Facility") to fund its working capital needs. See "Liquidity and Capital Resources--Credit Facility." In addition, higher interest costs were incurred in fiscal 1998 due to interest paid on borrowings related to the Company's acquisition of Nations in June 1997. As a percentage of total revenues, interest expense decreased in fiscal 1998 to 1.4% from 1.5% in fiscal 1997.

    Equity in the earnings of unconsolidated affiliates was $589,000 in fiscal 1998, a decrease of $1.3 million from the prior year. This income resulted from the Company's interest in an unincorporated joint venture entity, which was formed for the purpose of performing under a specific Government contract. Decreased income from this source was attributable to the lower demand for products under the associated contract, which ended on April 30, 1998. The Company does not anticipate significant income from this source in fiscal 1999.

    The Company recorded a gain on the sale of investments in fiscal 1998 of $20.2 million as a result of the sale of its ownership interests in the WheelGroup Corporation. See "Liquidity and Capital Resources."

    Merger-related costs of $2.5 million were incurred by the Company during fiscal 1998. These costs were primarily attributable to the termination of the Company's planned acquisition of Micros-To-Mainframes, Inc. ("M-T-M"). On August 29, 1997, the Company entered into an Agreement and Plan of Merger (the "Agreement") with M-T-M under which BTG agreed to acquire all of the outstanding common stock of M-T-M for cash and common stock consideration valued at approximately $25.0 million. On February 13, 1998, the Agreement, as subsequently amended, was terminated. Pursuant to the Agreement, BTG paid M-T-M a $500,000 termination fee. In addition, the Company paid M-T-M $1.25 million for additional out-of-pocket expenses, and in exchange for a release from future liability that may arise as a result of the termination of the Agreement.

    Income tax expense, as a percentage of income before income taxes, was 45.1% during fiscal 1997; however, due to the pre-tax loss experienced by the Company during fiscal 1998, there was an income tax benefit, which, as a percentage of the loss before income taxes, was 22.3%. The effective income tax rate for fiscal 1998 was significantly and adversely affected by the write-down of goodwill recorded in connection with the Company's divestiture of its Product Reselling Business. The costs associated with such write-downs are not deductible for income tax return purposes.

    The Company recorded losses of $4.2 million and $703,000, net of income taxes, in fiscal 1998 and 1997, respectively, from the discontinuance of the operations of CNI. The Company formed CNI in August 1996 to be a total solutions provider to broadband network owners entering the Internet access market. CNI's offerings were designed to allow network operators to sell enhanced Internet services to residential consumers and businesses. CNI's market was data-over-cable, high-speed Internet access via cable television plants, focused on households serviced by mid-sized and independent cable operators. During fiscal 1998, it became evident to the Company that the subscriber base was not growing as rapidly as was initially anticipated. As a result, the Company made a decision to discontinue the operations of CNI rather than continue its investment in this venture.

    In fiscal 1998, the Company recorded an extraordinary loss of $1.9 million, net of income taxes, from the early extinguishment of outstanding notes payable. See "Liquidity and Capital Resources."

FISCAL 1997 COMPARED WITH FISCAL 1996

Revenues for fiscal 1997 increased by $186.3 million, or 87.3%, from fiscal 1996. Of this increase, $42.6 million was attributable to contract revenue and $143.7 million was attributable to product sales. The increase in contract revenue was primarily due to an increase of $13.8 million under contracts acquired in connection with the acquisition of Concept Automation, Inc. of America ("CAI"), an increase of $17.7 million of revenue recognized under the Company's IC4I contract, and a net increase from a variety of other contracts. The increase in product sales was primarily due to an increase of $50.4 million of revenue generated under a variety of sales vehicles acquired in connection with the acquisition of CAI and an increase of $95.3 million of revenue resulting from sales under the Company's electronic computer store contract with the National Institutes of Health. These increases were offset by a decrease of $28.7 million in sales from purchase contracts under the Basic Ordering Agreement with the North Atlantic Treaty Organization. In fiscal 1997, approximately 89.0% of the Company's revenues were derived from contracts or subcontracts with and product sales to the Government, as compared with 90.0% for fiscal 1996.

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

    Indirect, general and administrative expenses for fiscal 1997 increased by $22.6 million, or 55.3%, from fiscal 1996. This increase resulted primarily from an increase in the overall volume of business as compared with fiscal 1996, as well as from indirect expenses incurred by CAI, of which only a
portion were included in the Company's consolidated fiscal 1996 results.   In
addition, the Company incurred certain costs during fiscal 1997 that were directly related to certain extraordinary events occurring during its fourth quarter such as the Company's consolidation of its Washington, D.C. area offices, the alignment of certain employee benefits between the plans of acquired companies and BTG, and the write-off of a significant receivable resulting from the bankruptcy of a commercial customer. Expressed as a percentage of total revenues, indirect, general and administrative expenses decreased in fiscal 1997 to 15.9%, from 19.1% in fiscal 1996, principally reflective of the increased proportion of total revenues derived from product sales, which typically have lower indirect, general and administrative expenses than do revenues generated from service contracts. In addition, certain non-recurring costs recognized in fiscal 1996 resulting from compensation paid to a number of employees who could not be charged as direct labor costs to federal contracts affected by the Government shutdown contributed to the decreased percentage of indirect, general and administrative expenses compared with total revenues.

    Amortization and other operating costs increased by $321,000 in fiscal 1997 as compared with the previous year. This increase was attributable to increased amortization expense of approximately $389,000 associated with the goodwill and other intangible assets arising from the acquisition of CAI in October 1995, offset by a net reduction of $68,000 in other operating costs.

    Interest expense for fiscal 1997 increased by $3.1 million, or 100.6%, from fiscal 1996. This increase was due, in part, to interest paid on borrowings related to the Company's acquisition of CAI, as well as to the significant growth in revenues in fiscal 1997 that generated an increase in the level of outstanding receivables and in the amount of inventory held by the Company, thereby resulting in a higher level of interest expense related to the financing of these operating assets. The Company maintains a revolving line of credit facility (the "Credit Facility") to fund its working capital needs. See "Liquidity and Capital Resources--Credit Facility." In addition, higher interest costs were incurred during fiscal 1997 as a result of the issuance of subordinated notes payable (the "Subordinated Notes") by the Company in February 1996. These notes, which were retired and replaced by $15.0 million in new promissory notes in February 1998, accrued interest at a stated annual rate of 12.875% and have an effective annual rate of 14.2%. See "Liquidity and Capital Resources--Subordinated Notes." In December 1996, the Company sold 2,190,000 shares of its common stock in a public offering, at $16.25 per share, for total proceeds of $33.1 million, net of issuance costs. The proceeds from this offering were received at the latter part of the Company's third quarter and were used to reduce borrowings outstanding under the Credit Facility.

    Equity in the earnings of unconsolidated affiliates increased by $1.1 million, or 138.3%, in fiscal 1997 as compared with fiscal 1996. This income is derived from the Company's 49.0% interest in an unconsolidated joint venture. The joint venture entity, which is with an unrelated company, was created for the purpose of performing under a specific contract. BTG's interest was acquired by the Company in connection with its acquisition of CAI. The significant increase in this income during fiscal 1997 as compared with the prior year is a result of both the higher volume of product sales recognized by the joint venture in fiscal 1997 and the fact that product sales from the joint venture only generated income for the Company for the portion of fiscal 1996 coincident with the acquisition of CAI.

    The Company's effective tax rate for fiscal 1997 was 46.1% compared to 43.6% in fiscal 1996. This increase was principally due to the additional goodwill and intangible asset amortization expense recorded in fiscal 1997, which is not deductible for income tax purposes, and an increase in certain other non-deductible costs offset, in part, by a reduction in the deferred tax asset valuation allowance.

INFLATION

Approximately 25.9% and 31.6% of the Company's contract revenue for fiscal 1998 and fiscal 1997, respectively, were under cost-reimbursement type contracts, under which inflationary increases are borne by the customer. Although the Company performs on several multi-year, fixed-price and time-and-materials contracts, under which it bears the risk of inflationary pressures on its costs, to date it has not been materially adversely affected by inflation. In addition, the Company's product sales generally have not been affected by inflation.

LIQUIDITY AND CAPITAL RESOURCES

The Company incurred a net loss of $35.2 million in fiscal 1998 and used cash in operating activities of $32.1 million. Principally as a result of the Company's significant growth in fiscal 1998, the net use of cash in operating activities was primarily reflective of increases in receivables and inventory of approximately $30.0 million and $20.4 million, respectively. These increases were offset by certain restructuring charges, amounting to $38.3 million, associated with the Company's divestiture of its Product Reselling Business and an increase in accounts payable of approximately $40.5 million. In addition, the Company recorded a gain of $20.2 million from the sale of its investment in WheelGroup. Net cash of $27.6 million and $5.2 million was used by operating activities during fiscal 1997 and fiscal 1996, respectively.

    Cash flow related to investing activities during fiscal 1998 resulted in a net use of cash of approximately $5.7 million and primarily resulted from the Company's acquisition of Nations in June 1997, offset by $7.2 million in proceeds received in connection with the GTSI Transaction.

    In May 1996, the Company entered into an agreement with WheelGroup under which it (i) purchased 214,042 shares of the outstanding common stock of WheelGroup for $200,000; (ii) purchased a convertible note receivable from WheelGroup for $300,000; and (iii) committed to the purchase of certain distribution rights and consulting services from WheelGroup for approximately $1.0 million, payable in various installments over fiscal years 1997 and 1998. As the result of a significant investment in WheelGroup by a venture capital fund, BTG was given the option, in March 1997, to purchase an additional 28,146 shares of WheelGroup for $9.87 per share. As a result, $277,799 of amounts previously paid to WheelGroup under the distribution rights and consulting services agreement were used to purchase the additional 28,146 shares.

    In March 1998, pursuant to a merger agreement entered into by WheelGroup and Cisco Systems, Inc. ("Cisco"), a publicly traded technology company, BTG's ownership interest in WheelGroup was converted into approximately 326,000 common shares of Cisco. The shares of Cisco initially received by BTG were unregistered; however, in accordance with the merger agreement, the shares were registered shortly after the merger was consummated. Of the Cisco shares received by BTG, approximately 50,000 are required to remain in escrow for a one-year period. In connection with the sale of its WheelGroup interests, the Company recorded a gain in fiscal 1998 of approximately $20.2 million calculated using the fair market value of Cisco common stock on the date of closing of the merger. In April 1998, the Company sold approximately 276,000 of its Cisco shares for $18.9 million and used the proceeds from this sale to retire outstanding term promissory notes and reduce outstanding borrowings under the Credit Facility.

    In fiscal 1997 and fiscal 1996, approximately $5.3 million and $15.2 million, respectively, were used in investing activities. The cash used in investing activities during these fiscal years was principally due to purchases of property and equipment, investment in product development costs, and the acquisition of CAI in fiscal 1996.

    During fiscal 1998, approximately $37.8 million was provided from financing activities primarily as a result of $38.3 million in net advances under the Credit Facility, $15.0 million in new promissory term notes, and $1.2 million in proceeds from the issuance of common stock under certain employee benefit plans. These financing sources were offset by $16.4 million in payments under both outstanding debt and capital lease arrangements. The $15.0 million in new promissory term notes was used to retire outstanding subordinated notes payable. Subsequent to March 31, 1998, the promissory term notes were retired with proceeds from the sale of investments. During fiscal 1997, $32.9 million was provided from financing activities primarily as a result of $33.1 million in net proceeds received from a follow-on public common stock offering. During fiscal 1996, $19.1 million was provided from financing activities primarily as the result of $15.0 million in proceeds received from the issuance of subordinated notes and increased borrowings of $7.0 million under the Company's Credit Facility. In fiscal 1996, these funds were used to finance the cash portion of the Company's acquisition of CAI and to fund the Company's significant business growth.

    At March 31, 1998, working capital was approximately $43.8 million compared with working capital of $83.6 million at March 31, 1997. This decrease is attributable to several factors, including the classification of a significant portion of the Credit Facility as a current liability and the current nature of the outstanding promissory term notes payable, which were paid during April 1998. Outstanding borrowings under the Company's Credit Facility have traditionally been classified as noncurrent liabilities in the Company's consolidated balance sheets since the Company's anticipated borrowing base, which is principally dependent on outstanding receivable levels, was expected to be equal to or greater than outstanding Credit Facility borrowings at the balance sheet date. With the GTSI Transaction and the Company's divestiture of the Product Reselling Business, the Company anticipates requiring a lower level of Credit Facility borrowings during the next accounting period than has been needed during fiscal 1998. Accordingly, a portion of the Credit Facility at March 31, 1998, was classified as a current liability.

    At March 31, 1998, outstanding borrowings under the Credit Facility were in excess of amounts available pursuant to the prescribed borrowing base formula by approximately $15.1 million, and the Company obtained overadvance funding authorization from the lending institutions to cover such excess borrowings. Management believes that the overadvance funding became necessary principally as a result of the Company's divestiture of its Product Reselling Business during the fourth quarter of fiscal 1998. This transaction resulted in the sale of a significant amount of the operating assets of the product reselling division and for which the Company received a significant amount of its consideration in the form of common stock. Although this adversely affected the Company's cash flows in the short term, management believes that, with the subsequent collection of the outstanding receivables of the product reselling division, the Company should no longer require overadvance funding at the beginning of its second quarter in fiscal 1999. Accordingly, the Company believes that funds available under its Credit Facility, including the overadvance funding levels approved by the lending institutions, will be sufficient to fund the Company's cash requirements for at least the next 12 months.

CREDIT FACILITY. The Credit Facility is a secured revolving credit facility consisting of two revolving promissory notes provided to the Company and its subsidiaries by NationsBank, N.A. ("NationsBank") and Fleet Capital Corporation in the principal amount of up to $85.0 million. In connection with the divestiture of the Company's Product Reselling Business, the Credit Facility was amended in February 1998 to reduce the ceiling for available borrowings to $75.0 million from July 1, 1998, through September 30, 1998, and $60.0 million from August 1, 1998, through the date of maturity, August 31, 1999. The principal amount outstanding under the Credit Facility may not exceed the lesser of (i) $85.0 million or (ii) a defined borrowing base, which is a variable amount calculated by aggregating a specified set of the Company's accounts receivable and unbilled costs. If for any quarter during the term of the Credit Facility, the average daily outstanding principal balance under the Credit Facility is less than 50.0% of the commitment amount ($85.0 million unless otherwise reduced), the Company must pay a commitment fee at the rate of three-eighths of one percent per annum on the difference between the commitment amount and the daily outstanding principal balance under the Credit Facility during such quarter. Interest on revolving loan advances made under the Credit Facility is, at the option of the Company, either (i) the NationsBank prime rate or (ii) LIBOR plus a percentage ranging from 1.25% to 2.0% depending on the Company's leverage ratio. However, during the period the Company is utilizing the overadvance funding authorization, the NationsBank prime rate must be used to calculate interest.

    The Credit Facility is secured by substantially all assets of the Company and includes certain financial and other covenants restricting, among other things, changes in capital structure, mergers, acquisitions, sales of assets, changes of operations, purchases and redemptions of stock, additional indebtedness, payment of dividends and other payments to shareholders, investments, capital expenditures, a net loss by the Company for any fiscal quarter and certain other matters without the approval of the lenders. At March 31, 1998, the Company was not in compliance with some of the covenants under the Credit Facility and has obtained a waiver of such non-compliance from the lenders.

SUBORDINATED NOTES. On February 16, 1996, the Company entered into a Note and Warrant Purchase Agreement (the "Nomura Agreement") with Nomura Holding America, Inc. ("Nomura") under which the Company issued $15.0 million of subordinated notes (the "Notes"). The Notes, which bear interest at 12.875% per annum, are due in February 2001. In connection with the issuance of the Notes, the Company also issued common stock purchase warrants (the "Warrants") to the holder of the Notes, entitling such holder to purchase up to

317,478 shares of common stock at $9.50 per share and to certain registration rights with respect to such shares. The Warrants are exercisable at any time through February 16, 2003. Both the number of shares obtainable from exercise of the Warrants and the exercise price per share are subject to adjustment based on certain anti-dilution provisions included in the Nomura Agreement. During fiscal 1998, the exercise price per share of the Warrants was adjusted to $8.33 pursuant to the Nomura Agreement. In February 1998, the Company repaid the Notes with proceeds received from two new promissory term notes entered into with the Credit Facility lending institutions. These new notes were repaid in April 1998 with the proceeds received from the Company's sale of certain of its investments.

YEAR 2000 COMPLIANCE

The Company is currently in the process of reviewing its computer systems and operations to determine the extent to which its systems will be vulnerable to potential errors and failures as a result of the "Year 2000" problem. The Year 2000 problem is the result of prior computer programs being written using two digits, rather than four digits, to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in major system failures or miscalculations.

    Based on the Company's preliminary assessment of potential Year 2000 issues, an initial corrective action plan has been developed that includes reprogramming affected software where appropriate and feasible, obtaining vendor-provided software upgrades when available, and completely replacing affected systems where necessary. The financial system currently utilized by the Company is not Year 2000 compliant, and the Company is currently evaluating the appropriate corrective action that should be taken. Such corrective action will likely result in either vendor-provided software upgrades or a completely new system. In recent months, the Company has been involved in evaluating potential replacement systems and is currently involved in negotiating the terms for such a system. Initial estimates indicate a cost to the Company between $2.0 and $3.0 million for a replacement system. The Company believes that the majority of such costs would be capitalized in its financial records and depreciated over a useful life estimated at between five and 10 years.

    The Company currently expects that identified Year 2000 affected systems will be corrected by the end of fiscal 1999, although there can be no absolute assurance that the Company has identified all Year 2000 affected systems or that its corrective action plan will be timely and successful. The Company believes that its Year 2000 corrective action plan and any residual Year 2000 problems will not materially affect its results of operations or its financial condition. In addition, the Company has not received any indication to date that the effect of Year 2000 issues on its customers and suppliers will have a material adverse effect on the Company.

MARKET INFORMATION

The Company's common stock trades on the Nasdaq stock market's national market under the symbol "BTGI." The stock has been publicly traded since December 1994. The high and low sale prices per share of common stock for each quarter of fiscal 1998 and fiscal 1997 are as follows:

Quarter Ended                High              Low
-------------------------------------------------------
June 30, 1997            $ 20.000         $  8.500
September 30, 1997       $ 16.000         $  9.750
December 31, 1997        $ 14.750         $  8.375
March 31, 1998           $ 11.000         $  7.938

June 30, 1996            $ 15.250         $  9.250
September 30, 1996       $ 15.750         $ 11.500
December 31, 1996        $ 27.250         $ 14.000
March 31, 1997           $ 27.375         $ 17.500

    The Company has never paid cash dividends and is currently prohibited from doing so under its Credit Facility. It is the present policy of the Company to retain earnings to finance the growth and development of its business and, therefore, the Company does not anticipate paying cash dividends on its common stock in the foreseeable future.





20