Form 10-K, Exhibit 13
period 1998-03-31
BTG INC /VA/
filed 1998-06-29
CIK 932279

                                                                    EXHIBIT 13.2

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of BTG, Inc.:

We have audited the accompanying consolidated balance sheets of BTG, Inc. and subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BTG, Inc. and subsidiaries as of March 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1998, in conformity with generally accepted accounting principles.

/s/ KPMG PEAT MARWICK LLP

KPMG Peat Marwick LLP

McLean, Virginia
May 29, 1998

CONSOLIDATED STATEMENTS OF OPERATIONS
FISCAL YEARS ENDED MARCH 31, 1998, 1997 AND 1996

(IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                  1998                      1997                 1996
-----------------------------------------------------------------------------------------------------------------------------
 Revenues:
   Contract revenue                                           $  175,987               $   109,687          $    67,014
   Product sales                                                 412,922                   290,216              146,544
-----------------------------------------------------------------------------------------------------------------------------
                                                              $  588,909               $   399,903          $   213,558
Direct costs:
   Contract costs                                                122,492                    66,536               35,577
   Cost of product sales                                         383,895                   254,823              128,070
-----------------------------------------------------------------------------------------------------------------------------
                                                              $  506,387               $   321,359          $   163,647

Indirect, general and administrative expenses                     88,020                    63,406               40,827
Amortization and other operating costs, net                        3,488                     1,916                1,595
Restructuring charge                                              38,474                        --                   --
-----------------------------------------------------------------------------------------------------------------------------
                                                              $  636,369               $   386,681          $   206,069
-----------------------------------------------------------------------------------------------------------------------------

Operating income (loss)                                       $  (47,460)              $    13,222          $     7,489

Interest expense                                                  (8,448)                   (6,107)              (3,045)
Equity in earnings of unconsolidated affiliates                      589                     1,887                  792
Gain on sale of investments                                       20,228                        63                   --
Merger-related costs                                              (2,466)                       --                   --
-----------------------------------------------------------------------------------------------------------------------------

Income (loss) from continuing operations before
   income taxes and extraordinary items                       $  (37,557)              $     9,065          $     5,236
Provision (benefit) for income taxes                              (8,364)                    4,091                2,282
-----------------------------------------------------------------------------------------------------------------------------

Income (loss) from continuing operations                      $  (29,193)              $     4,974          $     2,954

Loss from discontinued operations of Community Networks, Inc.:
   Loss from operations, net of income tax benefit of $1,254      (2,035)                    (,703)                  --
   Loss on disposal, net of income tax benefit of $1,306          (2,117)                       --                   --
-----------------------------------------------------------------------------------------------------------------------------
                                                                  (4,152)                     (703)                  --
-----------------------------------------------------------------------------------------------------------------------------

Net income (loss) before extraordinary items                     (33,345)                    4,271                2,954

Extraordinary loss from early extinguishment of
   debt, net of income tax benefit of $1,158                      (1,878)                       --                   --
-----------------------------------------------------------------------------------------------------------------------------

Net income (loss)                                             $  (35,223)              $     4,271          $     2,954
=============================================================================================================================

Basic earnings (loss) per share:
   Income (loss) from continuing operations                   $    (3.41)              $      0.72          $      0.49
   Loss from discontinued operations                               (0.49)                    (0.10)                  --
   Loss from extraordinary item                                    (0.22)                       --                   --
-----------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                          $    (4.12)              $      0.62          $      0.49
=============================================================================================================================
Diluted earnings (loss) per share:
   Income (loss) from continuing operations                   $    (3.41)              $      0.70          $      0.47
   Loss from discontinued operations                               (0.49)                    (0.10)                  --
   Loss from extraordinary item                                    (0.22)                       --                   --
-----------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                          $    (4.12)              $      0.60          $      0.47
=============================================================================================================================
Weighted average shares outstanding
   (used in calculation of basic earnings per share)               8,540                     6,887                6,043
=============================================================================================================================
Weighted average shares outstanding
   (used in calculation of diluted earnings per share)             8,540                     7,141                6,233
=============================================================================================================================

See accompanying notes to consolidated financial statements.

                                                      BTG, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
MARCH 31, 1998 AND 1997

(IN THOUSANDS, EXCEPT SHARE DATA)
                                                                                              1998                 1997
----------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Investments, at fair value                                                          $    22,286          $        --
   Receivables, net                                                                        135,050               99,017
   Inventory, net                                                                            2,214               16,716
   Prepaid expenses                                                                          3,338                8,424
   Income tax receivable                                                                    10,348                1,730
   Deferred income taxes                                                                     3,820                   --
   Other                                                                                     5,308                  816
----------------------------------------------------------------------------------------------------------------------------
             Total current assets                                                      $   182,364          $   126,703
============================================================================================================================

Property and equipment:
   Furniture and equipment                                                                   8,754               11,038
   Leasehold improvements                                                                    2,332                2,246
----------------------------------------------------------------------------------------------------------------------------
                                                                                       $    11,086          $    13,284
   Accumulated depreciation and amortization                                                (6,578)              (6,823)
============================================================================================================================
                                                                                       $    4,508           $    6,461
Other assets:
   Goodwill, net of accumulated amortization of $499 and
     $1,935 at March 31, 1998 and 1997, respectively                                   $     8,860          $    16,267
   Other intangible assets, net                                                                874                4,199
   Investments in unconsolidated affiliates                                                 14,813                  478
   Deferred income taxes                                                                       228                   --
   Other                                                                                       792                1,972
----------------------------------------------------------------------------------------------------------------------------
                                                                                       $   212,439          $   156,080
============================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Current maturities of long-term debt                                                $    15,000          $       100
   Current maturities of line of credit                                                     31,417                   --
   Accounts payable                                                                         74,573               30,902
   Accrued expenses                                                                         13,483                9,894
   Deferred revenue                                                                            803                1,111
   Deferred income taxes                                                                        --                  298
   Other                                                                                     3,276                  847
----------------------------------------------------------------------------------------------------------------------------
             Total current liabilities                                                 $   138,552          $    43,152
============================================================================================================================

Line of credit, excluding current maturities                                                38,835               30,021
Long-term debt, excluding current maturities                                                    --               14,225
 Deferred income taxes                                                                          --                  770
Other                                                                                        1,992                1,667
----------------------------------------------------------------------------------------------------------------------------
             Total liabilities                                                         $   179,379          $    89,835
----------------------------------------------------------------------------------------------------------------------------

Commitments and contingencies
Shareholders' equity:
   Preferred stock, no par value, 1,000,000 shares authorized;
     no shares issued or outstanding                                                   $        --          $        --
   Common stock, no par value, 10,000,000 shares authorized;
     8,634,451 and 8,443,844 shares outstanding at March 31,
     1998 and 1997, respectively, net of 50,057 reacquired shares                           53,384               52,079
   Retained earnings (accumulated deficit)                                                 (20,530)              14,693
   Treasury stock, at cost, 50,057 shares                                                     (527)                (527)
   Unrealized gains on investments, net of related tax effects                                 733                   --
----------------------------------------------------------------------------------------------------------------------------
             Total shareholders' equity                                                $    33,060          $    66,245
----------------------------------------------------------------------------------------------------------------------------
                                                                                       $   212,439          $   156,080
============================================================================================================================

See accompanying notes to consolidated financial statements.

                                                      BTG, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS'
EQUITY FISCAL YEARS ENDED MARCH 31, 1998, 1997 AND 1996
(IN THOUSANDS, EXCEPT SHARE DATA)

                                                              Retained
                                                              Earnings                        Unrealized        Total
                                             Common         (Accumulated        Treasury      Investment     Shareholders'
                                             Stock            Deficit)           Stock      Gains (Losses)      Equity
------------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1995                    $ 15,571         $  7,468         $     --         $    --          $23,039
   Net income                                    --            2,954               --              --            2,954
   Sale of 179,241 common shares
     under employee stock option
     and stock purchase plans                   881               --               --              --              881
   Issuance of 50,057 common
     shares upon business
     combination                                463               --               --              --              463
   Purchase of 50,057 common
     shares                                      --               --             (527)             --             (527)
   Issuance of common stock
     purchase warrants                        1,000               --               --              --            1,000
   Change in unrealized
     investment losses, net
     of related tax effects                      --               --               --             (65)             (65)
------------------------------------------------------------------------------------------------------------------------------

Balance, March 31, 1996                    $ 17,915         $ 10,422         $   (527)        $   (65)        $ 27,745
   Net income                                    --            4,271               --              --            4,271
   Sale of 2,190,000 common
     shares related to a follow-
     on public offering, net of
     related issuance costs                  33,061               --               --              --           33,061
   Sale of 125,742 common shares
     under employee stock option
     and stock purchase plans                 1,067               --               --              --            1,067
   Tax benefits applicable to
     stock option plans                          36               --               --              --               36
   Change in unrealized
     investment losses, net
     of related tax effects                      --               --               --              65               65
------------------------------------------------------------------------------------------------------------------------------

Balance, March 31, 1997                    $ 52,079         $ 14,693         $   (527)         $   --      $    66,245
   Net loss                                      --          (35,223)              --              --          (35,223)
   Sale of 190,607 common shares
     under employee stock option
     and stock purchase plans                 1,290               --               --              --            1,290
   Tax benefits applicable to
     stock option plans                          15               --               --              --               15
   Change in unrealized
     investment gains, net
     of related tax effects                      --               --               --             733              733
------------------------------------------------------------------------------------------------------------------------------

Balance, March 31, 1998                    $ 53,384        $ (20,530)        $   (527)         $  733       $   33,060
==============================================================================================================================

See accompanying notes to consolidated financial statements.

                                                      BTG, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FISCAL YEARS ENDED MARCH 31, 1998, 1997 AND 1996
(IN THOUSANDS)

                                                                           1998                    1997                  1996
----------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
   Net income (loss)                                                 $  (35,223)             $     4,271          $     2,954
   Adjustments to reconcile net income (loss) to net cash
     used in operating activities:
     Loss on discontinued operations                                      4,152                      703                   --
     Depreciation and amortization                                        4,383                    3,698                2,161
     Deferred income taxes                                               (3,572)                     888                 (513)
     Reserves for accounts receivable and inventory                       3,082                      785                  399
     Loss on sales of property and equipment                                375                       61                   20
     Gain on sale of investments                                        (20,228)                     (63)                  --
     Restructuring charge                                                35,492                       --                   --
     Extraordinary loss on extinguishment of debt                         1,182                       --                   --
     Changes in assets and liabilities, net of the effects from purchases of subsidiaries
            (Increase) decrease in restricted cash                           --                       47                  (16)
            (Increase) decrease in receivables                          (30,021)                 (30,500)             (10,925)
            (Increase) decrease in inventory                            (20,409)                  (7,319)                (831)
            (Increase) decrease in income tax receivable                 (6,542)                    (339)                  --
            (Increase) decrease in prepaids and other                      (536)                  (5,068)               4,953
            (Increase) decrease in other assets                           1,028                     (353)                (723)
            Increase (decrease) in accounts payable                      40,519                    6,782               (5,792)
            Increase (decrease) in accrued expenses                      (1,243)                   2,617                1,837
            Increase (decrease) in other liabilities                       (657)                  (1,736)                 (41)
            Increase (decrease) in income taxes currently payable            --                   (1,310)               1,310
----------------------------------------------------------------------------------------------------------------------------------
     Net cash used in operating activities of
         continuing operations                                          (28,218)                 (26,836)              (5,207)
     Net cash used in discontinued operations                            (3,862)                    (721)                  --
----------------------------------------------------------------------------------------------------------------------------------
            Net cash used in operating activities                    $  (32,080)             $   (27,557)         $    (5,207)
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Purchases of subsidiaries, net of cash acquired                      (10,153)                      --              (13,238)
   Purchases of investments                                                  --                     (593)                (362)
   Proceeds from sales of investments                                        --                      425                   --
   Purchases of notes receivable                                             --                     (375)                  --
   Purchases of property and equipment                                   (1,918)                  (2,780)              (1,570)
   Proceeds from sales of property and equipment                             --                       --                   18
   Proceeds from sale of business                                         7,200                       --                   --
   Product development costs                                               (807)                  (2,003)                  --
----------------------------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                          $   (5,678)             $    (5,326)         $   (15,152)
----------------------------------------------------------------------------------------------------------------------------------
 Cash flows from financing activities:
   Net advances (repayments) under line of credit                        38,289                     (432)               7,034
   Principal payments on long-term debt                                 (15,645)                    (140)              (1,573)
   Proceeds from the issuance of long-term debt                          15,000                       --                   --
   Principal payments on capital lease obligations                         (759)                    (220)                  --
   Proceeds from the issuance of subordinated notes                          --                       --               15,000
   Payment of debt issue costs                                             (306)                    (215)              (1,587)
   Proceeds from the issuance of common stock                             1,179                   33,890                  776
   Purchase of treasury stock                                                --                       --                 (527)
----------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by financing activities                      $   37,758              $    32,883          $    19,123
----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in unrestricted cash and equivalents                     --                       --               (1,236)
Unrestricted cash and equivalents, beginning of year                         --                       --                1,236
----------------------------------------------------------------------------------------------------------------------------------
 Unrestricted cash and equivalents, end of year                      $       --              $        --          $        --
==================================================================================================================================

See accompanying notes to consolidated financial statements.

                                                      BTG, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 1998, 1997 AND 1996

1.  NATURE OF OPERATIONS

BTG, Inc. ("BTG" or the "Company") is an information systems and services company providing complete solutions to a broad range of the complex systems and product needs of its customers. During the majority of fiscal 1998, the Company's business combined systems development, integration and engineering with the reselling of computer hardware and software products.

    On February 12, 1998, BTG and Government Technology Services, Inc. ("GTSI") completed the sale from BTG to GTSI of (i) certain of the assets, principally inventory and property and equipment, and (ii) certain of the existing contracts and outstanding customer orders of the BTG operating division responsible for reselling computer hardware and software products. In addition, GTSI hired a significant number of the individuals previously employed by BTG in the Product Reselling Business. As consideration for the sale, BTG initially received $8.0 million and 15,375 shares of a new series of preferred stock of GTSI, designated Series C 8% cumulative redeemable convertible preferred stock. Ten percent of the purchase price was placed in escrow for a one-year period to serve as security for the Company's indemnification for potential obligations under the acquisition agreement. Pursuant to the acquisition agreement, the preferred stock received by the Company converted into 3,000,000 shares of GTSI common stock once approved by the GTSI shareholders on May 12, 1998. The equity interest provides for the right to elect one member of the GTSI Board of Directors. Pursuant to the standstill agreement executed at closing, the Company has certain restrictions on its ability to transfer and vote its shares of GTSI stock.

    Approximately 93%, 89% and 90% in fiscal 1998, 1997 and 1996, respectively, of the Company's revenues resulted from contracts or subcontracts with, and product sales to, the United States Government and its agencies and departments (the "Government"). The Company operates principally in the United States.

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

    During fiscal 1998, 1997 and 1996, the Company also provided off-the-shelf hardware and software to the Government under a variety of contract vehicles and to commercial companies as a third-party distributor. Related revenue was recognized when products were shipped or when customers had accepted the products or services, depending on contractual terms. Estimated future costs of providing customer support for products sold by the Company were recorded at the time of revenue recognition.

CASH AND EQUIVALENTS

All highly liquid debt instruments with original maturities of three months or less are classified as cash equivalents.

INVESTMENTS

Investments in marketable debt and equity securities are accounted for under the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("Statement 115"). At March 31, 1998, the Company's short-term investments consist solely of marketable equity securities that were classified as "available for sale" in accordance with the provisions of Statement 115. Accordingly, such investments are carried at fair value in the accompanying consolidated financial statements. Fair value was determined based on quoted market prices. Net unrealized gains from these investments are carried as a separate component of shareholders' equity, net of the related tax effects. At March 31, 1997, the Company held no investments in marketable debt or equity securities.

    Investments in equity securities for which there are no readily determinable fair values and for which the Company does not have the ability to exercise significant influence over the operating or financial policies of the investee entity are accounted for under the cost method of accounting. Accordingly, such investments are carried at the lower of cost or net realizable value. At March 31, 1997, the Company's non-current investments consisted solely of common stock ownership in a privately held company, WheelGroup Corporation. Included in non-current investments at March 31, 1998, is the preferred stock investment the Company received from GTSI in connection with the sale and divestiture of the Company's product reselling division on February 12, 1998.

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

GOODWILL AND INTANGIBLE ASSETS

Goodwill, the excess of cost over the fair value of net tangible and identifiable intangible assets of acquired companies, is amortized over the expected periods of benefit, 20 to 30 years, on a straight-line basis. Intangible assets are amortized on a straight-line basis over the expected periods of benefit, three to 13 years.

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

RESEARCH AND DEVELOPMENT EXPENSES

The Company expenses research and development costs as they are incurred. Research and development expenses for the fiscal years ended March 31, 1998, 1997 and 1996 were not significant.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of the Company's receivables, payables, and revolving line of credit instruments approximates fair value since all such instruments are either short term in nature or bear interest rates that are indexed to current market interest rates. Fair value for the Company's long-term debt is determined based on current rates offered for debt of similar remaining maturities. In April 1998, the Company repaid its outstanding term loans at their face value. Accordingly, the carrying value for these debt instruments approximated fair value at March 31, 1998. At March 31, 1997, the Company's subordinated notes payable had a fair value of approximately $15.4 million on an undiscounted basis.

EARNINGS PER SHARE

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("Statement 128"). Statement 128 simplified the earnings per share ("EPS") computations required under Accounting Principles Board Opinion No. 15, Earnings Per Share, and revised the related disclosure requirements. In simplifying the EPS computations, the presentation of primary EPS is replaced with basic EPS, with the principal difference being that common stock equivalents are not considered in computing basic EPS. In addition, Statement 128 requires dual presentation of basic and diluted EPS. The Company adopted Statement 128 beginning with its interim financial statements issued for the period ended December 31, 1997 and, accordingly, has restated previously reported data.

    Basic earnings per share is computed by dividing net income for the year by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net income for the year by the weighted average number of shares of common stock and potentially dilutive securities outstanding during the year. Potentially dilutive securities include all issued and outstanding options and warrants.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies as of the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The Company uses the most current and best available information in preparing its estimates. Significant estimates were used in the accompanying consolidated financial statements to account for the deferred tax asset valuation allowance, product warranties, excess facilities, and certain other reserves recorded in connection with the restructuring charge recognized in fiscal 1998. Actual results may differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("Statement 130"), and No. 131,

Disclosures about Segments of an Enterprise and Related Information ("Statement 131").

        Statement 130 establishes standards for reporting and presenting comprehensive income and its components in consolidated financial statements. The new disclosure requirements with respect to comprehensive income will affect the manner of presentation of the Company's annual and interim consolidated financial statements. The Company anticipates that adoption of Statement 130 will not have a material effect on its consolidated financial statements as the Company's only comprehensive income in fiscal 1998 relates to the unrealized holding gains on available for sale securities.

        Statement 131 establishes new procedures and requirements for the (i) determination of business segments, (ii) presentation and disclosure of segment information, and (iii) disclosure of selected segment information within interim consolidated financial statements. The Company has not yet completed the analyses required to determine the additional disclosures, if any, that may be required upon adoption of Statement 131.

RECLASSIFICATION

Certain amounts in the prior years' financial statements have been reclassified to conform to the fiscal 1998 presentation.

3.  RECEIVABLES
The components of receivables are as follows (in thousands):

                                                           March 31,
                                                    1998               1997
----------------------------------------------------------------------------
Amounts billed and billable                     $129,328            $94,471
Retainages billable upon contract
  completion                                       2,040              1,572
Other unbilled amounts                             4,244              2,960
Other receivables                                  2,621              1,016
Allowance for doubtful accounts                   (3,183)            (1,002)
----------------------------------------------------------------------------
 Total                                          $135,050            $99,017
============================================================================

The Company anticipates collecting substantially all receivables, except retainages, within one year.

4.  OTHER INTANGIBLE ASSETS

Other intangible assets consist of the following (in thousands):

                                                           March 31,
----------------------------------------------------------------------------
                                                   1998                1997
----------------------------------------------------------------------------
Contract backlog                                $    848           $    848
Debt issue costs                                   1,222              1,802
Non-compete covenants                                400                700
Favorable leasing arrangements                       455                455
Product development costs                             --              2,003
Other                                                 --                300
----------------------------------------------------------------------------
                                                   2,925              6,108
Accumulated amortization                          (2,051)            (1,909)
----------------------------------------------------------------------------
                                                $    874           $  4,199
============================================================================

        During the year ended March 31, 1997, the Company capitalized approximately $2 million of costs associated with the internal development of certain software products. Of this amount, approximately $1.5 million was related to products designed for use by the Company's subsidiary, Community Networks, Inc. ("CNI"). CNI was formed for the purpose of providing local communities with high-speed Internet access, specialized intranets, and electronic commerce capability on a subscriber fee-based model. The subscriber base did not grow as rapidly as was initially anticipated, and the Company discontinued the operations of CNI during fiscal 1998. Accordingly, the operating results of CNI, net of a provision for future operating lease commitments of approximately $158,000, charges for the write-off of leasehold improvements and other property and equipment of approximately $945,000 and capitalized development costs of $2.3 million, have been segregated from continuing operations and reported as a separate line item on the consolidated statement of operations. Prior year reported results have been reclassified in order to provide for consistent presentation.

        Operating results from the discontinued operations of CNI are as follows (in thousands):

                                                         Fiscal Years
                                                        Ended March 31,
----------------------------------------------------------------------------
                                                   1998                1997
----------------------------------------------------------------------------
Operating revenues                               $ 1,088           $    130
Loss before income taxes                          (3,289)            (1,136)
Loss from discontinued operations,
  net of income taxes                             (2,035)              (703)
============================================================================

5. ACCRUED EXPENSES

Accrued expenses consist of the following (in thousands):

                                                           March 31,
----------------------------------------------------------------------------
                                                   1998                1997
----------------------------------------------------------------------------
Accrued salaries and related taxes               $ 4,334           $  4,704
Accrued leave                                      3,254              3,094
Other                                              5,895              2,096
----------------------------------------------------------------------------
                                                 $13,483           $  9,894
============================================================================

6.  INCOME TAXES

The total income tax benefit for the year ended March 31, 1998, was allocated as follows (in thousands):

Income from continuing operations                                  $ (8,364)
Discontinued operations                                              (2,560)
Extraordinary item                                                   (1,158)
----------------------------------------------------------------------------
                                                                   $(12,082)
============================================================================

        The provision (benefit) for income taxes attributable to income from continuing operations includes the following (in thousands):

                                         Fiscal Years Ended March 31,
-------------------------------------------------------------------------
                                            1998      1997      1996
-------------------------------------------------------------------------
Current:
    Federal                             $(5,225)    $2,676    $2,334
    State                                  (667)       527       461
-------------------------------------------------------------------------
                                         (5,892)     3,203     2,795
-------------------------------------------------------------------------

Deferred:
    Federal                              (2,065)       741      (428)
    State                                  (407)       147       (85)
-------------------------------------------------------------------------
                                         (2,472)       888      (513)
-------------------------------------------------------------------------
                                        $(8,364)    $4,091    $2,282
=========================================================================

        Income tax expense (benefit) differs from the amount of income taxes determined by applying the U.S. federal income tax statutory rates to income
(loss) from continuing operations before income taxes and extraordinary items as follows:

                                         Fiscal Years Ended March 31,
                                            1998      1997      1996
-------------------------------------------------------------------------
Statutory federal
  income tax rate                        (35.0%)     35.0%     35.0%
State income tax, net
  of federal income
  tax benefit                             (1.9)       5.0       4.9
Phase-in tax rate differential             1.0       (1.0)     (1.0)
Non-deductible
  amortization expense                    11.9        5.2       5.1
Change in the valuation
  allowance                                1.3       (1.2)     (1.7)
Other permanent differences                0.4        2.1       1.3
-------------------------------------------------------------------------
     Effective tax rate                  (22.3%)     45.1%     43.6%
=========================================================================

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 1998 and 1997, are presented below (in thousands):

                                                           March 31,
------------------------------------------------------------------------------
                                                   1998                1997
------------------------------------------------------------------------------
Deferred tax assets:
 Net operating loss carryforwards                $ 5,885            $    --
 Financial reporting reserves                      5,594                747
 Employee benefits, accrued
   for financial reporting purposes                1,165                943
 Deferred revenue                                    369                499
 Capital loss carryforwards                          173                173
 Other                                               383                414
------------------------------------------------------------------------------
Total deferred tax assets                         13,569              2,776
Less: valuation allowance                           (550)                --
------------------------------------------------------------------------------
     Net deferred tax assets                      13,019              2,776
==============================================================================
Deferred tax liabilities:
 Gain on sale of investments                      (7,717)                --
 Revenues not contractually billable              (1,183)            (2,552)
 Product development costs                            --               (764)
 Other                                               (71)              (528)
------------------------------------------------------------------------------
Total deferred tax liabilities                    (8,971)            (3,844)
------------------------------------------------------------------------------
     Net deferred tax asset (liability)          $ 4,048           $ (1,068)
==============================================================================

        The valuation allowance for deferred tax assets as of April 1, 1996, was $105,000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers taxes paid during the previous three years, scheduled reversal of deferred tax liabilities, historical and projected future taxable income, and tax planning strategies that can be implemented by the Company in making this assessment. Based on these factors, the Company has established a valuation allowance against that portion of the deferred tax assets for which management believes that ultimate realization cannot presently be assessed as "more likely than not." Operating losses incurred in fiscal 1998 were primarily the result of divested and discontinued operations for which no future losses are anticipated. Management believes that, based principally on the past earnings history of the Company's ongoing operations and the scheduled reversal of significant deferred tax liabilities, the majority of its deferred tax assets at March 31, 1998, are more likely than not realizable.

7.  LINE OF CREDIT

In November 1995, the Company entered into a revolving line of credit facility (the "Credit Facility") with a syndicate of financial institutions that provided for borrowings up to $60.0 million based on specified percentages of eligible accounts receivable (the "borrowing base"). In October 1996, and again in October 1997, the Credit Facility was amended to increase the ceiling for available borrowings to $85.0 million and $110.0 million, respectively. In February 1998, in connection with the divestiture of the Company's product reselling business, the Credit Facility was further amended to reduce the ceiling for available borrowings to $95.0 million through March 31, 1998; $85.0 million from April 1, 1998, through June 30, 1998; $75.0 million from July 1, 1998, through September 30, 1998; and $60.0 million from October 1, 1998, through the date of maturity, August 31, 1999. At March 31, 1998, outstanding borrowings under the Credit Facility were in excess of the amounts available under the prescribed borrowing base by approximately $15.1 million, and the Company obtained approval from the lending financial institutions for overadvance funding to cover such excess borrowings. In February 1997, the Credit Facility was amended to provide for an interest rate equal to, at the Company's option, either the lender's prime rate or LIBOR plus a percentage ranging from 1.25% to 2.0%, depending on the Company's leverage ratio. During the period the Company is utilizing overadvance funding, all outstanding borrowings bear interest at the lender's prime rate.

        The Credit Facility is secured by substantially all assets of the Company as well as the pledge of a security interest in the Company's stock in one of its subsidiaries. The Company is required to comply with various financial covenants under the Credit Facility and is restricted from, among other things, paying dividends, changing its capital structure, or making acquisitions without the approval of the lender. At March 31, 1998 and 1997, the Company obtained waivers from the lending financial institutions for non-compliance with certain financial covenants. At March 31, 1998, a portion of the balance outstanding under the Credit Facility has been classified as a current liability in the accompanying consolidated balance sheet as the Company does not anticipate that its borrowing base over the next fiscal year will provide for a minimum availability equal to amounts outstanding on such date.

        In addition to a revolving loan, the Credit Facility includes a facility under which the Company can, subject to the approval of the lender and the payment of certain fees, obtain letters of credit of up to a maximum of $1.0 million. At March 31, 1998 and 1997, there were no letters of credit outstanding under this facility. Costs incurred to obtain the Credit Facility have been capitalized and are being amortized over the term of the agreement.

        An analysis of activity under the Credit Facility is as follows (in thousands):

                                                              March 31,
-------------------------------------------------------------------------------
                                                      1998               1997
-------------------------------------------------------------------------------
Maximum line of credit available
 during the period                                $110,000            $85,000
Balance outstanding at the end
 of the period                                    $ 70,252            $30,021
Total borrowing base at the
 end of the period                                $ 55,170            $60,262
Interest rate at the end of the period:
 At the lender's prime rate option                    8.50%              8.50%
 At the LIBOR option                                  7.69%              7.00%
Monthly average amount
 outstanding during the period                    $ 67,524            $43,874
Monthly weighted average interest
 rate outstanding during the period                   7.96%              7.79%
===============================================================================

        In October 1996, the Company entered into an agreement with a separate financing organization that provided for borrowings up to $15.0 million to finance inventory purchases under a wholesale financing agreement (the "Inventory Financing Facility"). The Inventory Financing Facility, which was secured by all of the Company's inventory, provided for the financing of inventory purchases with repayment terms ranging from 30 to 45 days, after which interest is charged on the average daily balance outstanding at the current prime rate. In addition, the Company was subject to certain restrictive covenants under this facility. At March 31, 1997, the Company obtained a waiver from the lending financial institution for non-compliance with certain financial covenants. At March 31, 1997, the Company had approximately $3.1 million in outstanding borrowings under this facility that are included in accounts payable in the accompanying consolidated balance sheet. The Company incurred no interest expense under this financing vehicle during fiscal 1998 or 1997. In connection with the sale of substantially all of the Company's inventory to GTSI in February 1998, all outstanding borrowings under the Inventory Financing Facility were repaid and the agreement was terminated.

8.  LONG-TERM DEBT

The Company's long-term debt consists of the following
(in thousands):

                                                              March 31,
-------------------------------------------------------------------------------
                                                      1998               1997
-------------------------------------------------------------------------------
Term promissory notes, principal
  due in quarterly installments
  of $1.5 million beginning on
  June 30, 1998, interest due
  quarterly at 13.875% per annum                   $ 15,000           $    --

Senior subordinated notes payable,
  due in February 2001, interest
  due quarterly at 12.875% per annum                     --            15,000

Unamortized discount on senior
  subordinated notes payable                             --              (775)

Other                                                    --               100
-------------------------------------------------------------------------------
                                                   $ 15,000           $14,325
Less current maturities                              15,000               100
-------------------------------------------------------------------------------
                                                   $     --           $14,225
===============================================================================

        On February 24, 1998, the Company issued two term promissory notes, each in the amount of $7.5 million, to the financial institutions that lend to the Company under the Credit Facility. The proceeds from the term promissory notes were used to retire the senior subordinated notes payable. In April 1998, the Company repaid the term promissory notes with proceeds from the sale of investments.

        On February 16, 1996, the Company entered into a Note and Warrant Purchase Agreement (the "Agreement") under which the Company issued $15.0 million of Senior Subordinated Notes (the "Notes"). The Notes, which bear interest at 12.875% per annum, were due in February 2001. In connection with the issuance of the Notes, the Company also issued common stock purchase warrants (the "Warrants") to the holder of the Notes entitling such holder to purchase up to 317,478 shares of the Company's common stock at $9.50 per share and to certain registration rights with respect to such shares. The Warrants are exercisable at any time through February 16, 2003. Both the number of shares obtainable from exercise of the Warrants and the exercise price per share are subject to adjustment based on certain anti-dilution provisions included in the Agreement. During fiscal 1998, the exercise price per share for the Warrants was adjusted to $8.33. The fair value of the Warrants on the date of issuance, which was determined using various pricing models, was estimated as $1,000,000. Accordingly, this amount has been recorded as a discount on the Notes and is being amortized into interest expense over the term of the Notes. The Agreement also contains certain covenants, which, among other matters, restrict or limit the ability of the Company to pay dividends, incur indebtedness, and make capital expenditures. The Company must also maintain certain financial ratios regarding interest coverage, leverage and net worth, among others. At March 31, 1997, the Company obtained a waiver from the holder of the Notes for noncompliance with certain covenants. The Notes were repaid in February 1998 with proceeds from the term promissory notes. In connection with the early retirement of the Notes, the Company paid a prepayment premium, as required by the Agreement, of $900,000 and expensed the unamortized portion of the original issue discount and debt issue costs. Total costs associated with the early retirement of the Notes amounted to approximately $1.9 million, net of related income tax benefits of $1.1 million, and is presented as an extraordinary item in the accompanying consolidated statement of operations.

9.  SHAREHOLDERS' EQUITY AND STOCK OPTIONS

PREFERRED STOCK

The Company's Amended Articles of Incorporation authorize the Company to issue up to 1,000,000 shares of preferred stock, with no par value. No preferred shares have been issued as of March 31, 1998.

COMMON STOCK

The Company has one class of voting common stock with 20,000,000 shares authorized for issuance. In November 1996, the Company sold 2,190,000 shares of common stock, pursuant to a follow-on public offering, at $16.25 per share, for total proceeds of $33.1 million, net of issuance costs of approximately $2.5 million.

DIRECTORS STOCK OPTION PLAN

The Company has a Directors Stock Option Plan (the "Directors Option Plan"), which provides for the granting of a maximum of 100,000 nonqualified stock options to non-employee members of the Board of Directors. The option price per share is equal to the fair market value of a company share on the date of grant. The term of each option is 10 years and an option first becomes exercisable six months after the date of grant.

        Under the terms of the Directors Option Plan, each non-employee member of the Board of Directors will be granted 1,000 options on each anniversary date of the Director's service commencement date. During fiscal 1996, 10,000 options, with a per share exercise price of $11.25, were granted under the Directors Option Plan. During fiscal 1997, 6,000 options, with per share exercise prices ranging from $13.38 to $13.75, were granted under the Directors Option Plan. During fiscal 1998, 7,000 options, with per share exercise prices ranging from $10.13 to $13.13, were granted under the Directors Option Plan.

EMPLOYEE STOCK OPTION PLANS

Under the terms of the Company's qualified Employee Stock Option Plans (the "Plans"), which were adopted in 1986 and 1990, 775,000 shares of common stock were reserved for issuance. The option price per share is determined by the Board of Directors but shall be no less than the fair value on the date of the grant. Each option is exercisable no sooner than two years and no later than five years after the grant of the option. No new options are currently issuable under the Plans.

        In fiscal year 1995, the Company adopted a new employee stock option plan (the "New Plan"). Under the terms of the New Plan, 250,000 shares of common stock were reserved for issuance to employees. The New Plan provides for grants of both qualified and non-qualified options. In August 1996, the Company's shareholders approved an amendment to the New Plan that increased the total number of shares of common stock reserved for issuance to 750,000. During fiscal 1998, options to acquire 189,000 shares of common stock were granted under the New Plan. During fiscal 1997, options to acquire 87,500 shares of common stock were granted under the New Plan. At March 31, 1998, 440,251 shares of common stock were reserved for options still to be granted under the New Plan.

        Additional information with respect to all options under the Company's employee stock option plans is as follows:

                                                                     Weighted Average
                                                        Number        Exercise Price
                                                       of Shares         Per Share
--------------------------------------------------------------------------------------
Shares under option,
  March 31, 1995                                        366,040           $ 4.04
  Options exercised                                     (96,824)          $ 3.29
  Options forfeited                                     (10,815)          $ 5.11
--------------------------------------------------------------------------------------
Shares under option,
  March 31, 1996                                        258,401           $ 4.47
  Options granted                                        87,500           $ 9.51
  Options exercised                                     (57,227)          $ 3.28
  Options forfeited                                     (15,453)          $ 4.19
--------------------------------------------------------------------------------------
Shares under option,
  March 31, 1997                                        273,221           $ 6.35
  Options granted                                       189,000           $14.88
  Options exercised                                     (96,741)          $ 3.44
  Options forfeited                                     (37,603)          $12.73
--------------------------------------------------------------------------------------
Shares under option,
  March 31, 1998                                        327,877           $11.39
--------------------------------------------------------------------------------------
Options exercisable,
  March 31, 1998                                         64,351           $ 5.98
=====================================================================================

STOCK PURCHASE PLANS

In August 1995, the Company's shareholders adopted (i) the Annual Leave Stock Plan (the "Annual Leave Plan") and (ii) the Employee Stock Purchase Plan (the "ESPP"). Under the Annual Leave Plan, eligible employees are permitted to exchange certain unused amounts of accrued annual leave for shares of common stock at the fair market value of the stock on the date of exchange. During fiscal 1998, 11,944 shares of common stock, valued at approximately $111,000, were issued under the Annual Leave Plan. During fiscal 1997, 11,355 shares of common stock, valued at approximately $202,000, were issued under the Annual Leave Plan.

    Under the ESPP, eligible employees of the Company who elect to participate are permitted to purchase common stock of the Company, through payroll deductions, at a 15% discount to the lower of the fair market value of such stock at the beginning or ending date of the quarterly election period. Under its original terms, the total number of shares of common stock that were issuable under the ESPP was 150,000, limited to 12,500 per fiscal quarter. In August 1996, the Company's shareholders approved an amendment to the ESPP that
(i) increased the total number of shares of common stock issuable under the ESPP to 400,000, (ii) eliminated the quarterly purchase limitation, and (iii) added a provision to allow for annual lump sum contributions. A total of 75,854 and 55,080 common stock shares were issued under the ESPP during fiscal 1998 and 1997, respectively.

    On October 15, 1996, the Company adopted, subject to the approval of the Company's shareholders, the Non-Employee Director Stock Purchase Plan (the "Directors Purchase Plan"). Under the terms of the Directors Purchase Plan, non-employee members of the Board of Directors may elect to have their fees invested in BTG common stock at a price equal to the lower of 100% of the fair market value of a company share on the beginning or ending date of the election period. The election period is the 12-month period beginning on October 1 of each year. The maximum number of shares that may be issued under the Directors Purchase Plan is 100,000. The Company's shareholders approved the Directors Purchase Plan in August 1997. During fiscal 1998, 6,068 shares of common stock, valued at approximately $85,000, were issued under the Directors Purchase Plan.

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

    A subsidiary of the Company maintains a separate 401(k) savings plan under which substantially all full-time employees are eligible to participate. Under the plan, employees may participate by contributing between 1% and 20% of earnings, subject to IRS limitations. The plan also provides for a discretionary matching contribution by the subsidiary.

    Company and subsidiary contributions to the 401(k) plans were approximately $2.0 million, $1.6 million and $1.1 million in fiscal 1998, 1997 and 1996, respectively.

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

                                                Fiscal Years Ended
                                                    March 31,
----------------------------------------------------------------------------------
                                           1998        1997              1996
----------------------------------------------------------------------------------
Net income           As reported         $(35,223)    $4,271            $2,954
    (loss)           Pro forma           $(35,463)    $4,181            $2,939

Diluted earnings
    (loss) per share As reported         $  (4.12)    $ 0.60            $ 0.47
                     Pro forma           $  (4.15)    $ 0.59            $ 0.47
==================================================================================

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for option grants:

                                                Fiscal Years Ended
                                                    March 31,
----------------------------------------------------------------------------------
                                           1998        1997              1996
----------------------------------------------------------------------------------
Dividend yield                             0.0%        0.0%              0.0%
Expected volatility                       50.0%       46.0%             46.0%
Risk-free interest rate                    6.0%        6.0%              6.0%
Forfeiture rate                            6.0%        6.0%              6.0%
Expected life                           3-7 years    3-7 years        3-7 years
==================================================================================

The following table summarizes information about fixed stock options outstanding at March 31, 1998:

                                       Options Outstanding                                 Options Exercisable
-------------------------------------------------------------------------------------------------------------------------
                          Number         Weighted Average                             Number
Range of                Outstanding         Remaining         Weighted Average      Exercisable       Weighted Average
Exercise Prices         at 3/31/98       Contractual Life      Exercise Price       at 3/31/98         Exercise Price
-------------------------------------------------------------------------------------------------------------------------
$2.22  - $3.80             28,293           4.41 years             $3.55              28,293            $3.55
$7.75  - $10.32           175,084           7.58                   $9.10              36,058            $7.89
$10.88 - $13.38            37,500           9.52                  $11.38                  --               --
$18.25 - $20.08            87,000           8.14                  $18.57                  --               --
-------------------------------------------------------------------------------------------------------------------------
$2.22  - $20.08           327,877           7.68 years            $11.39              64,351            $5.98
=========================================================================================================================

The per share weighted average fair value of stock options granted during fiscal 1998 and 1997 was $7.22 and $4.49, respectively.

10.  EARNINGS PER SHARE

The following table illustrates the calculation of basic and diluted earnings per share results for fiscal 1998, 1997 and 1996:

                                          Fiscal Years Ended March 31,
--------------------------------------------------------------------------------
                                            1998      1997      1996
-------------------------------------------------------------------------------
                                       (in thousands, except per share data)
Net income (loss)                       $ (35,223)   $4,271     $2,954
================================================================================

Weighted average
  common stock shares
  outstanding during the
  period (used in the
  calculation of basic
  per share results)                         8,540    6,887      6,043

Dilutive effect of common
  stock options and
  common stock
  purchase warrants                             --      254        190
-------------------------------------------------------------------------------

Weighted average common
  stock and potentially dilutive
  securities outstanding
  during the period (used in
  the calculation of diluted
  per share results)                         8,540    7,141      6,233
================================================================================

Basic earnings (loss)
  per share                             $    (4.12)  $ 0.62     $ 0.49
================================================================================

Diluted earnings (loss)
  per share                             $    (4.12)  $ 0.60     $ 0.47
================================================================================

        Outstanding common stock options and common stock purchase warrants were not included in the calculation of diluted per share results for fiscal 1998, since the effect of which would result in antidilutive per-share results given the Company's reported net loss during that period.

11.  RESTRUCTURING CHARGE

In fiscal 1998, the Company's Board of Directors approved a restructuring plan designed to refocus the Company on its core business and historical strengths in order to improve operating results. Pursuant to this plan, the Company consummated, in February 1998, the divestiture of the BTG operating division (the "Division") responsible for the reselling of computer hardware and software products. In connection with the restructuring plan, the Company consummated the sale from BTG to GTSI of (i) certain of the assets, principally inventory and property and equipment, and (ii) certain of the existing contracts and outstanding customer orders of the Division. Further, the Company recorded a restructuring charge of approximately $38.5 million associated with such divestiture.

        The major components of the restructuring charge are as follows (in thousands):

                                                       Fiscal Year Ended
                                                         March 31, 1998
--------------------------------------------------------------------------
Impairment of goodwill                                        $13,694
Loss on sale and disposal
  of Division assets                                            9,943
Impairment of retained Division assets                          9,282
Reserve for future facility and
  operating lease commitments                                   3,504
Accrued employee compensation
  and severance costs                                           1,622
Other accrued reserves and costs                                  429
--------------------------------------------------------------------------
                                                              $38,474
==========================================================================

12.  INVESTMENTS

In May 1996, the Company entered into an agreement with WheelGroup Corporation ("WheelGroup") under which it (i) purchased 214,042 shares of the outstanding common stock of WheelGroup for $200,000; (ii) purchased a convertible note receivable from WheelGroup for $300,000; and (iii) committed to the purchase of certain distribution rights and consulting services from WheelGroup for approximately $1 million, payable in various installments over fiscal years 1997 and 1998. As the result of a significant investment in WheelGroup by a venture capital fund, BTG was given the option, in March 1997, to purchase an additional 28,146 shares of WheelGroup for $9.87 per share. As a result, $277,799 of amounts previously paid to WheelGroup under the distribution rights and consulting services agreement were used to purchase the additional 28,146 shares. The Company's convertible note receivable is included in other noncurrent assets in the accompanying consolidated balance sheet at March 31, 1997.

        In March 1998, pursuant to a merger agreement entered into by WheelGroup and Cisco Systems, Inc. ("Cisco"), a publicly traded technology company, the Company's ownership interests in WheelGroup were converted into approximately 326,000 common shares of Cisco. The shares of Cisco initially received by BTG were unregistered; however, in accordance with the merger agreement, the shares were registered shortly after the merger was consummated. Of the Cisco shares received by BTG, approximately 50,000 are required to remain in escrow for a one-year period. In connection with the sale of its WheelGroup interests, the Company recorded a gain in fiscal 1998 of approximately $20.2 million calculated using the fair market value of Cisco common stock on the date of closing of the merger. At March 31, 1998, the Company has classified its Cisco investment as "available for sale" in accordance with the provisions of Statement 115. Accordingly, such investment is carried at fair value, determined on quoted market prices, in the accompanying consolidated financial statements. The net unrealized gain from this investment is carried as a separate component of shareholders' equity, net of the related tax effects. In April 1998, the Company sold approximately 276,000 of its Cisco shares for $18.9 million and used the proceeds from this sale to retire the outstanding term promissory notes and reduce outstanding borrowings under the Credit Facility.

        Through the date of liquidation, the Company's investment in WheelGroup was accounted for using the cost method of accounting.

13.  BUSINESS COMBINATIONS

In October 1995, the Company acquired, for $13.0 million in cash, 50,057 shares of common stock valued at approximately $463,000, and $1.25 million due in April 1996, all of the outstanding shares of Concept Automation, Inc. of America ("CAI"), which is primarily involved in the sale and maintenance of electronic data processing equipment and related support services. The acquisition has been accounted for as a purchase and, accordingly, the results of operations of CAI have been included in the Company's consolidated financial statements from the date of acquisition, October 20, 1995. The excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired of approximately $11.5 million has been recorded as goodwill and is being amortized on a straight-line basis over 20 years. In connection with the closing of the transaction, the Company entered into various employment and non-compete agreements with certain of CAI's officers. In addition, the agreement provides that certain contingent payments are to be made to the former stockholders of CAI in the event that future income, in excess of a specified amount, is generated under a certain contract for which CAI had a proposal outstanding on the date of acquisition. At March 31, 1996, no amounts have been included in the purchase price relating to these contingent payments. On April 18, 1996, the Company was notified that this contract was awarded to CAI. During fiscal 1998 and 1997, no amounts have been paid to the former shareholders of CAI as a result of this arrangement.

        In June 1997, the Company acquired, for $10.0 million in cash, all of the outstanding capital stock of Nations, Inc. ("Nations"), a systems engineering and software development company headquartered in Tinton Falls, New Jersey. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the results of operations of Nations have been included in the Company's consolidated statement of operations since the date of acquisition, June 12, 1997. The excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired of approximately $6.9 million has been recorded as goodwill and is being amortized on a straight-line basis over the expected period of benefit, 30 years. In connection with the acquisition, the Company also entered into both non-compete and employment agreements with several members of Nations' senior management.

        The following unaudited pro forma financial information presents the combined results of operations of the Company and Nations as if the acquisition had occurred as of the beginning of the fiscal years ended March 31, 1998 and 1997. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company and Nations constituted a single entity during such periods.

                                                  Fiscal Years Ended March 31,
----------------------------------------------------------------------------------
                                                      1998               1997
----------------------------------------------------------------------------------
                                                            (unaudited)
                                             (in thousands, except per share data)
Revenues                                           $597,299           $445,325
Net income (loss) before
  extraordinary items                              $(33,157)          $  5,160
Net income (loss)                                  $(35,035)          $  5,160
Earnings (loss) per common share                   $  (4.10)          $   0.72
==================================================================================

        On August 29, 1997, the Company entered into an Agreement and Plan of Merger (the "Agreement") with Micros-To-Mainframes, Inc. ("M-T-M") under which BTG agreed to acquire all of the outstanding common stock of M-T-M for cash and common stock consideration valued at approximately $25.0 million. On February 13, 1998, the Agreement, as subsequently amended, was terminated. Pursuant to the Agreement, BTG paid M-T-M a $500,000 termination fee. In addition, the Company has paid M-T-M $1.25 million for additional out-of-pocket expenses, and in exchange for a release from future liability that may arise as a result of the termination of the Agreement. Total costs incurred in connection with this merger and acquisition transaction during fiscal 1998 were approximately $2.4 million.

14.  COMMITMENTS AND CONTINGENCIES

AUDIT REVIEW

Substantially all payments to the Company under cost-reimbursable Government contracts are provisional payments that are subject to adjustment upon audit by the Defense Contract Audit Agency or other regulatory agency. Audits through fiscal 1994 have been completed and final rates have been established. Audits for fiscal 1995 and subsequent years are not expected to result in a material adverse effect on the Company's consolidated financial position.

LITIGATION AND CLAIMS

The Company is a party to various legal actions and claims resulting from the normal course of business. Although the total amount of liability, if any, with respect to these matters cannot be ascertained, management of the Company believes that any resulting liability should not have a material effect on the Company's consolidated financial position or future results of operations.

LEASES

The Company leases office space and equipment under certain operating lease agreements expiring at various dates through June 2012. Most leases include provisions for periodic rent escalations based on changes in various economic indices. Rent expense in fiscal 1998, 1997 and 1996 was $8.9 million, $5.9 million, and $4.8 million, respectively.

    Future minimum lease payments on non-cancelable operating leases, including sublease commitments, were as follows on March 31, 1998 (in thousands):

    Fiscal Years            Gross         Sublease         Net
  Ending March 31,       Commitments    Commitments    Commitments
---------------------------------------------------------------------
     1999                  $ 8,434            $460       $ 7,974
     2000                    8,083             301         7,782
     2001                    6,795              --         6,795
     2002                    5,174              --         5,174
     2003                    3,914              --         3,914
     Thereafter             34,739              --        34,739
---------------------------------------------------------------------
                           $67,139            $761       $66,378
=====================================================================

15.  SUPPLEMENTAL CASH FLOW DISCLOSURES

Supplemental cash flow disclosures are as follows:

                                     Fiscal Years Ended March 31,
------------------------------------------------------------------
                                      1998      1997      1996
------------------------------------------------------------------
Cash paid during the year
for (in thousands):
   Interest                         $ 7,605   $ 5,075   $ 2,934
   Income taxes                     $ 1,449   $ 5,806   $ 1,468
==================================================================

    During fiscal 1998, the Company's ownership interest in WheelGroup was converted into approximately 326,000 common shares of Cisco resulting in a gain of approximately $20.2 million.

    During fiscal 1998, 1997 and 1996, the Company issued common shares of 11,944, 11,355 and 10,840, respectively, to employees in exchange for $111,000, $202,000 and $105,000, respectively, of previously accrued annual leave balances under the Company's Annual Leave Stock Plan.

    In connection with the Company's business combinations in fiscal 1998 and 1996, liabilities were assumed as follows (in thousands):

                                                1998                 1996
------------------------------------------------------------------------------
Fair value of tangible and
  intangible assets acquired                 $ 15,612             $ 30,120
Cash paid and notes payable issued            (11,743)             (14,488)
Common stock issued                                --                 (463)
------------------------------------------------------------------------------
Liabilities assumed                          $  3,869             $ 15,169
==============================================================================

16.  QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited summarized financial data by quarter for fiscal 1998 and 1997 are as follows (in thousands, except per share data). Quarterly revenues and operating income (loss) exclude the revenues and operating losses of Community Networks, Inc., which business the Company classified as discontinued operations.

Fiscal 1998:                                                                  Quarter Ended
----------------------------------------------------------------------------------------------------------------------
                                                         June 30         Sept 30           Dec 31        March 31
----------------------------------------------------------------------------------------------------------------------
Revenues                                               $ 119,717        $189,189         $186,294       $   93,709

Operating income (loss)                                $   2,874        $   (286)        $  2,112       $  (52,160)
Net income (loss)                                      $     235        $ (2,335)        $   (798)      $  (32,325)

Basic earnings (loss) per share                        $    0.03        $  (0.27)        $  (0.09)      $    (3.76)
Diluted earnings (loss) per share                      $    0.03        $  (0.27)        $  (0.09)      $    (3.76)

Weighted average shares
    outstanding for basic EPS                              8,476           8,525            8,563            8,597
Weighted average shares
    outstanding for diluted EPS                            8,758           8,525            8,563            8,597


Fiscal 1997:                                                                 Quarter Ended
----------------------------------------------------------------------------------------------------------------------
                                                         June 30         Sept 30            Dec 31        March 31
----------------------------------------------------------------------------------------------------------------------
Revenues                                               $  75,442        $115,125          $119,456       $    89,880
Operating income                                       $   2,196        $  4,580          $  5,387       $     1,059
Net income (loss)                                      $     757        $  1,994          $  2,001       $      (481)

Basic earnings (loss) per share                        $    0.12        $   0.32          $   0.29       $     (0.06)
Diluted earnings (loss) per share                      $    0.12        $   0.31          $   0.28       $     (0.06)

 Weighted average shares
  outstanding for basic EPS                                6,132           6,160             6,868             8,413
Weighted average shares
  outstanding for diluted EPS                              6,336           6,418             7,201             8,413

FORWARD-LOOKING STATEMENTS
SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995:

The Chairman's Letter, Management's Discussion and Analysis, and other sections of this Annual Report may contain forward-looking statements based on current expectations, estimates and projections. Words such as "expects," "predicts," "plans," "achieves," "anticipates," and other variations of such words are intended to identify such forward-looking statements. These statements and others contained in this report which are not historical facts are forward-looking statements and are subject to risks and uncertainties that could cause actual results to differ materially from those set forth or implied by forward-looking statements. These risks and uncertainties include the Company's entry into new commercial businesses, dependence on continued funding of the U.S. government programs, government contract procurement, and termination risks. In addition, such statements could be affected by general market and industry conditions and growth rates, general domestic and international economic conditions including interest rate fluctuations, and other factors. BTG, Inc. undertakes no obligation to update publicly any forward-looking statements, whether as a result of future events, new information, or otherwise.





36